Leggett & Platt®


02029017

Leadership.

"A SMOOTH SEA NEVER MADE A SKILLED MARINER".

– English Proverb

This was a year of stormy seas. Economic decline. Attacks on our nation. Heightened uncertainties. Corporate bankruptcies. Times like these test the mettle of an organization and its people, separating seasoned captains from novice seamen.

For almost 120 years Leggett & Platt has successfully weathered a variety of rough seas. Our mettle has been tested, and our leadership proven. In this report we hope Leggett's leadership will be clearly evident as we review 2001 results, discuss key

On the Cover

Our front cover features "Partners In Progress", a larger-than-life-size bronze sculpture that stands in front of the company's home office in Carthage, Missouri. This sculpture memorializes Leggett's cultural cornerstones of partnership and teamwork – two foundational values that contribute greatly to our long history of leadership.

Table of Contents

company attributes, profile part of our executive team, and share answers to questions that we frequently receive from investors.

During our 34 years as a public company we have achieved an excellent record of long-term, profitable growth at an average rate of 15% annually. Today, over 31,000 employee-partners share a special Leggett spirit of partnership, working together to achieve continued success and ensure a rewarding future.



HISTORICAL GROWTH
Millions of dollars
Cash from Operating Activities
Net Earnings
Dividends
550
500
450
400
350
300
250
200
150
100
50
0
71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01
Data is as originally reported. Excludes non-recurring items in 1990 and 1996

Financial Highlights

(Dollar amounts in millions, except per share data)

Year ended December 31	2001	2000	% Change
Net sales	$4,113.8	$4,276.3	(3.8)%
Earnings before interest and income taxes (EBIT)	351.2	480.8	(27.0)
Net earnings	187.6	264.1	(29.0)
Cash provided by operating activities	534.5	440.8	21.3
Earnings before interest, income taxes, depreciation and amortization (EBITDA)	547.8	654.1	(16.3)
Earnings per share			
Basic	$ .94	$ 1.33	(29.3)%
Diluted	.94	1.32	(28.8)
Cash dividends declared per share	.48	.42	14.3
Book value per share	9.51	9.15	3.9
EBIT margin	8.5%	11.2%	
Net earnings margin	4.6	6.2	
Long-term debt as a percent of total capital	33.1	34.1	
Long-term debt as a percent of total capital (net of cash)	28.5	33.3	
Return on average total capital	7.7	11.2	
Return on average shareholders' equity	10.3	15.4	
Average shares outstanding (in millions)			
Basic	199.5	199.0	
Diluted	200.4	200.4	

Leggett & Platt, Incorporated, is a Fortune 500 diversified manufacturer of engineered products. The company was founded in 1883 in Carthage, Missouri, where the home office has always been maintained. Leggett's common stock (Symbol LEG) is listed on The New York Stock Exchange, and is a component of the S&P 500 Index.

To Our Shareholders



Harry M. Cornell, Jr., Felix E. Wright and David S. Haffner, left to right.

In a challenging year of recession, Leggett & Platt achieved strong growth in cash flow from operations. At $535 million, this key performance metric increased 21% from 2000, and extended our record of annual increases in cash flow to 14 consecutive years. We are very pleased with this accomplishment, particularly in light of the difficult business conditions we experienced.

As a result of the weak U.S. economy, and reduced demand in almost all of the end-markets Leggett serves, both sales and earnings declined in 2001. Sales of $4.1 billion were second only to the record set in 2000, declining for just the second time in our 34-year history as a public company. Same location sales (which exclude acquisitions) declined 9%, or almost $400 million, triggering a 29% decrease in net earnings. For the year, earnings were 94 cents per share, versus $1.32 per share earned in 2000.

Our management teams throughout the company remained focused on the Tactical Plan we reviewed in last year's annual report. In implementing that plan from September 2000 through the end of 2001, we consolidated or sold 20 facilities, restructured other operations, eliminated overhead, and reduced full-time-equivalent headcount by about 3,700. We repurchased 4.9 million shares of Leggett stock, primarily to offset shares issued in employee benefit programs. In 2001 we reduced capital spending to its lowest level in four years, and trimmed working capital by 20%, or $182 million (excluding acquisitions). As planned, we temporarily reduced our acquisitions pace, purchasing 10 businesses (versus 21 in 2000) that readily "bolt-on" to our existing operations. Through these positive steps, we have made


EARNINGS PER SHARE – DILUTED
dollars
1.60
91 92 93 94 95 96 97 98 99 00 01
91 92 93 94 95 96 97 98 99 00 01

significant progress toward improving operational performance, profit margins and shareholder return.

Leggett's balance sheet remains strong. At the end of the year, long-term debt (net of cash) was 29% of total capitalization, down from 33% in 2000. Our liquidity was enhanced as cash and equivalents increased to $187 million, up from $37 million. Continued balance sheet strength keeps us financially well situated to quickly and fully capitalize on any sustained economic improvement.

Consistent cash flow, a conservative capital policy, and the success of our long-term growth strategy, have allowed Leggett to sustain a 30-year dividend growth rate of 15.3% compounded annually. We are proud to have increased annual dividends in each of the last 30 years, a record few firms can rival. We will continue to review dividends each quarter, with the timing of future increases in large part dependent on the pace of recovery in the U.S. economy.

Looking ahead, there is significant uncertainty about near-term business conditions, and about the timing and strength of potential economic recovery in 2002. Market demand, and its impact on our sales, is still the biggest single lever affecting Leggett's earnings. We believe a recovery is beginning in some segments, but it could be slow to arrive in others. For planning purposes we are assuming same location sales growth (i.e. excluding acquisitions) between zero and 5% for the full year 2002. If sales are flat, earnings are expected to improve about 20 cents per share versus 2001, half from cost reductions and half from FASB-required changes for goodwill amortization. If same location sales grow the full 5%, earnings should increase about 40 cents per share versus 2001. Accordingly, our range of earnings guidance for the full year is $1.15-$1.35 per share.

We continue to believe the longer-term outlook for Leggett is bright. We have achieved growth in sales and earnings of 15% on average for 34 years as a public company. Over those three decades we have weathered four previous periods of earnings decline, returning to the 15% growth trend once the economy rebounds. At currently depressed plant utilizations, Leggett can significantly increase production with minimal incremental overhead and capital spending. Thus, we are well situated to benefit from any sustained economic improvement. With our significant operating leverage, every $10 million of incremental same location sales should add about one penny to earnings per share (until full plant utilization is attained). Meanwhile, we continue in our efforts to improve the cost structure and expand market share, and we expect to emerge from this economic downturn a leaner, stronger organization.

Our long-term goals remain unchanged. We continue to target sales and earnings growth

WE CONTINUE TO BELIEVE THE LONGER-TERM OUTLOOK FOR LEGGETT IS BRIGHT.

of 15% on average, return on equity in the high teens, and a debt level around 30-40% of total capitalization.

On a leadership note, our executive management succession plans (first announced in the 1997 annual report) continue to move forward. At our May 2002 annual meeting, we expect to take the next steps in this transition process. Harry Cornell, Jr., who has served as Chairman of the Board for 20 years, will become Chairman Emeritus. Mr. Cornell, grandson of J. P. Leggett, joined the company in 1950. He was promoted to President and Chief Executive Officer in 1960, when annual sales were just $7 million, and production was limited to three states. Under Mr. Cornell's leadership the company has grown steadily and consistently at an average of 15% annually, with sales today in excess of $4 billion and facilities located across the United States and in 17 foreign countries. Mr. Cornell will remain an active board member and valued consultant to the company.

Felix Wright, as planned, will become Chairman of the Board, and will remain Chief Executive Officer, a position he has held since 1999. Mr. Wright's 43 years of service with Leggett involve a variety of positions and locales, including 20 years (1979-1999) as Chief Operating Officer. David Haffner will be promoted to President of the company, and will remain Chief Operating Officer. Mr. Haffner joined Leggett in 1983 and has served in a variety of operating positions, becoming Chief Operating Officer in 1999. Finally, Karl Glassman, who joined Leggett in 1982, will be promoted to Executive Vice President – Operations, while also continuing as President of our Residential Furnishings segment.

We wish to express our great appreciation to our thousands of employee-partners, who have worked diligently under difficult circumstances over the past year. We also sincerely appreciate the continued support of our many customers, suppliers, and shareholders.

We take very seriously the trust that you place in our company and our people. We are acutely aware of the responsibilities we share to help our employee-partners extend Leggett's long record of leadership and superior performance far into the future. We look forward to the years ahead with confidence.

Sincerely,



Harry M. Cornell, Jr.
Chairman of the Board



Felix E. Wright
President and Chief Executive Officer



David S. Haffner
Executive Vice President and Chief Operating Officer

February 25, 2002

Leggett Leadership

Leggett & Platt is a diversified manufacturer that conceives, designs and produces a broad variety of engineered components and products for customers worldwide.

A member of the Fortune 500, the company is composed of 29 business units, 31,000 employee-partners, and more than 300 facilities located in 18 countries. The company serves long-established markets that typically grow at about the same rate as GDP. We augment that growth with a successful acquisition program, having completed over 100 acquisitions (of about $20 million in revenue on average) over the last five years. Customers buy from us because of our integrity, product innovation, low cost structure, financial strength, and outstanding customer service. We serve a wide array of manufacturers, retailers, and other valued customers, with no single customer accounting for 5% of sales. The raw materials we work with include steel and aluminum, followed by smaller amounts of chemicals, wood, and plastics. Main operations include metal stamping, forming, casting, machining, coating, welding, wire drawing, and assembly.

When investors discover Leggett & Platt, they are often surprised to find a Fortune 500 firm that they haven't encountered before – especially one with our longevity and track record. Though Leggett & Platt has been in existence for almost 120 years, and our stock has been publicly traded since 1967, only a fraction of investors know our name, much less our record of leadership.

This isn't necessarily surprising, for two reasons. First, the end-users of Leggett's products are primarily manufacturers and retailers rather than individual consumers. Our components are often hidden within (but integral to) our customers' products. Leggett's products are not knowingly encountered by the typical investor. Second, we are not trying to grab today's headlines. We're striving for steady, consistent performance over the long term, rather than "flash-in-the-pan" notoriety.

We realize that you, the reader, may be new to Leggett. If so, then we invite you to read the brief description of the company in the sidebar to the left.

As investors get to know us they discover that Leggett's mettle has been tested, and our leadership proven, over the past twelve decades. We've grown to become a member of the Fortune 500 and a component of the S&P 500, and we are listed on the New York Stock Exchange. Below we discuss six attributes that demonstrate Leggett's position as one of the nation's leading corporations.

Consistent Growth

Leggett's initial public offering (IPO) occurred in 1967. Since then the company has grown at a compound annual rate of about 15% or more in a

The company has grown at a compound annual rate of about 15% or more since 1967.

Compound Annual Growth

Metric	Through 2001			
	1 Year	5 Years	10 Years	34 Years
Trade Sales	(4)%	11%	13%	18%
Net Earnings	(29)%	2%	17%	20%
EPS	(29)%	0%	14%	13%
Dividends	14%	16%	16%	14%
Cash from Operations	21%	18%	18%	22%
Stock Price (Dec 31)	21%	6%	17%	18%

5-Year growth rates for Net Earnings and EPS exclude 1996 merger-related and extraordinary charges.

variety of financial metrics. This equates to a doubling in size approximately every five years – more than a 100-fold increase in size since the IPO – and exceeds peer group and S&P 500 growth rates. Few manufacturers can match Leggett's 34-year record of growth.

As a result of the current economic downturn, we are experiencing our fifth period of earnings decline since the IPO. Typically, we have returned to our long-term 15% growth trend within a year or two after the economy begins to recover. Our long-term goal of 15% average annual growth in sales and earnings remains unchanged.

Financial Strength

Leggett has a long history of financial strength and conservatism. We have a strong balance sheet, always desiring to have spare financing capacity available for expansion, acquisitions or share repurchase. Our long-term goal has been, and continues to be, 30-40% debt to total capitalization, and we have enjoyed a Single A debt rating for the last decade.

During 2001, Leggett attained its 14th consecutive annual record for cash flow. Cash from operations was $535 million, an increase of 21% versus the prior year despite difficult business conditions.

Over time, earnings and cash flow increases have come, in part, from our continuous improvement efforts. Margins were steadily improving until the recent economic decline. Net margin (or return on sales) in the late 1980s was in the 4%-5% range; by the late 1990s this margin had

We strive to share openly, and with clarity, how Leggett is performing.

expanded to greater than 7%, a very competitive level for manufacturing firms.

Earnings and cash flow increases, and balance sheet strength, have enabled long-term dividend growth. We are very proud of our 30-year record of consecutive annual dividend increases, with a compound annual growth rate of 15.3%. Our guideline for dividend payout is approximately one-third the moving three-year earnings average; however, recent earnings decline has increased payout to about 40% of average earnings. In 2001, Leggett declared dividends of 48 cents per share, an increase of 14.3% over the prior year.

Transparency and Quality of Earnings

We strive to share openly, and with clarity, how Leggett is performing. Our goal is to keep shareholders and the investment community fully informed, in as timely a manner as we can, without jeopardizing competitive or tactical advantages.

Investors have commented favorably about our financial statements. They find them easy to understand, consistent, "clean", and relatively free of complex footnotes. We emphasize GAAP-based earnings, rather than pro-forma results. We have recorded only one special restructuring charge in the last 25 years (that was in 1990). Our only other special charge was taken in 1996, and involved merger and related costs pertaining to a major acquisition.

Investors also mention their appreciation for our willingness to reply candidly to questions, admit mistakes, and use everyday language in our communications. We've received compliments for the detail and clarity of our press releases and quarterly conference calls, and our website has been praised for its quality and content.

Market Strength

For the majority of our product lines, Leggett & Platt is the major industry supplier, enjoying long-lived relationships and an extremely broad base of customers. We are North America's largest independent manufacturer of:

- components for residential furniture and bedding;
- retail store fixtures and point of purchase displays;
- components for office furniture;
- non-automotive aluminum die castings;
- drawn steel wire;
- automotive seat support and lumbar systems; *and*
- bedding industry machinery for wire forming, sewing and quilting.

Most of our markets are highly fragmented, containing many participants, with Leggett's sales volume often several times that of our nearest competitor. We credit our market leadership to several factors, including our partnership mentality, integrity, record of innovation, strong desire to exceed customers' expectations, high quality products and low cost structure.

Ethics and Culture

We pride ourselves on leadership in the areas of ethics and values. We have established, and seek to expand, our reputation for integrity and honesty. We believe that long-term relationships are strengthened, and the company's performance enhanced, by the following set of Leggett's cultural characteristics:

- We value honesty. Illegal, immoral or unethical behavior is unwelcome here.
- We care about people – we value genuine friendliness and concern for others.
- We are customer service zealots.
- We strive to "outwork" the competition – working hard, working smart, and doing things right the first time.
- We continuously seek improvement and are not content with the status quo.
- We value innovation, creativity, and an entrepreneurial spirit.
- We value candor and constructive dissent; but we dislike bureaucracy, office politics, and petty disputes.
- We encourage all employee-partners to become shareholders of Leggett stock.
- And finally, we like to laugh, have fun, and enjoy good times with one another.

Leader Among Peers

In the most recent *Fortune* magazine ranking, Leggett placed in the top 25% of all Fortune 500 firms on measures of growth, return, and efficiency. In size we are smaller than most, ranking #392 in revenues, and #292 in earnings. In EPS growth over the previous 10 years, we ranked #49 out of all 500 firms; we were #102 in 10-year total return to shareholders; and we ranked #113 in one-year return on assets.

Among diversified manufacturers, Leggett also ranks well. We have identified ten major manufacturing firms as peers: Danaher, Dover, Eaton, Emerson, ITW, Ingersoll-Rand, Newell Rubbermaid, Pentair, PPG, and SPX. Most of these large companies are members of the S&P 500 and the Fortune 500, and their stocks are listed on The New York Stock Exchange. Described collectively, these ten firms are each involved in multiple business segments, receive a majority of their revenues from sales to other manufacturing firms, enjoy low customer concentration, participate in "old economy" GDP-growth markets, produce a diverse set of products, grow through acquisitions, and utilize significant quantities of metals, plastics, and sub-components as key raw materials. Though none of these ten firms is a mirror image of Leggett, we share many characteristics with each of them, and with the peer group as a whole.

The table on the next page shows Leggett's performance versus our ten manufacturing peers

Leggett has a long history of financial strength and conservatism.

Performance versus Peers

AS OF DECEMBER 31, 2001	Leggett Value	LEG Rank (out of 11)	Peer Average	Peer Range	S&P 500 Average
Size					
2001 Sales, $B	4.1	#10	6.8	3-15	13
Market Cap, $B	4.5	#10	9.2	2-24	21
2001 Results					
EPS Growth	(29)%	#4	(39)%	(68)-(10)%	(31)%
Net Margin	4.6%	#6	5.0%	1.3-8.7%	4.9%
Return on Assets	5.4%	#4	4.5%	1.3-7.9%	2.0%
Trailing P/E	24	#10	31	23-54	33
5 Year Growth					
Revenue	11.6%	#6	11.4%	2-34%	8.4%
EPS	3.8%	#2	(1.7)%	(17)-7%	0.1%
Dividend	16.0%	#2	10.1%	0-19%	(6.6)%

Source = Media General Financial Services

and the S&P 500. Versus the peers, we rank #2 (out of 11) in 5-year EPS growth, #2 in 5-year dividend growth, and #4 in 2001 return on assets. Our 2001 results and 5-year growth also compare favorably to averages for firms in the S&P 500 index.

Summary

The six attributes we've discussed – growth, financial strength, transparency, market strength, ethics, and rank among peers – are important measures by which we gauge our performance. We hope this brief overview has helped convey why we believe Leggett & Platt is one of America's leading corporations.

In the next few pages we invite you to meet some of the executives who are helping extend Leggett's leadership position far into the future, and we encourage you to "listen in" as our management team answers some of the typical questions we receive from investors.

A Decade of Performance



NET SALES
billions of dollars
4.40
4.00
3.60
3.20
2.80
2.40
2.00
1.60
1.20
.80
.40
91 92 93 94 95 96 97 98 99 00 01



NET EARNINGS
275
225
175
150
125
100
75
50
25
91 92 93 94 95 96 97 98 99 00 01



CASH PROVIDED BY OPERATING ACTIVITIES
millions of dollars
540
500
460
420
380
340
300
260
220
180
140
100
60
20
91 92 93 94 95 96 97 98 99 00 01



NET EARNINGS MARGIN
10
9
7
3
1
91 92 93 94 95 96 97 98 99 00 01



EARNINGS PER SHARE – DILUTED
dollars
1.60
1.40
1.20
1.00
.80
.60
.40
.20
91 92 93 94 95 96 97 98 99 00 01



DIVIDENDS PER SHARE
.50
.45
.40
.35
.30
.25
.20
.15
.10
.05
91 92 93 94 95 96 97 98 99 00 01



EBIT MARGIN
percent
17
15
13
11
9
7
5
3
1
91 92 93 94 95 96 97 98 99 00 01



NET DEBT TO TOTAL CAPITALIZATION
percent
40
30
25
20
15
10
5
91 92 93 94 95 96 97 98 99 00 01



RETURN ON AVERAGE SHAREHOLDERS' EQUITY
percent
22
20
18
16
14
12
10
91 92 93 94 95 96 97 98 99 00 01

See note (1) to financial data on page 34.

Leadership *Team*



Pictured here are five members of Leggett's executive leadership team. Messrs. Wright, Glauber and Jefferies represent the corporate part of the team. Messrs. Haffner and Glassman represent the operating side, which includes 29 business units, each with revenues that range from $50 - $400 million annually.

These five executives came to Leggett from a mixture of backgrounds and educations. They may have begun their careers at Leggett, arrived via acquisitions, or left promising duties and futures at other firms to join the Leggett team. Their tenure with the company ranges from 18 to 43 years, and their work experiences and job histories vary widely.

What does not vary is their leadership focus and level of commitment to make Leggett excel, especially in these challenging times. Once senior executives join our team, they rarely leave. The culture, collegiality, camaraderie, openness, candor and spirit of partnership, along with minimal bureaucracy, combine to keep turnover very low. Leggett leaders value each other's opinions and those of partners throughout the company.

As a group, these five know they set the standard for Leggett performance in all areas.

Left to Right:

Bob Jefferies, 60, Senior Vice President, Strategic Planning, joined Leggett in 1977. Bob is one of Leggett's "resident thinkers." After a few minutes discussion with Bob, you'll find he is extremely well versed in a broad variety of topics. He is an outstanding "devil's advocate" regarding alternative strategic moves Leggett may contemplate. Bob's background includes a Doctor of Jurisprudence degree (with distinction) from Indiana University, a bachelor's degree (with honors) in government from Earlham College, and eight years as assistant general counsel for The May Department Stores. He joined Leggett in 1977 as General Counsel, and from 1990-2001 Bob headed our mergers and acquisitions activity. He currently leads the strategic planning efforts, a role he has held since 1990.

Felix Wright, 66, Vice Chairman of the Board, President & Chief Executive Officer, joined Leggett in 1959. Felix has spent his entire career with Leggett, at first under the tutelage of Chairman Harry Cornell, who hired him to



handle customer service at our Ennis, TX inner-spring factory. At the time, Felix was a recent graduate of East Texas State University, with a Bachelor of Science degree in business. His long Leggett career includes postings in Winchester, KY and Phoenix, AZ before arriving at the home office in Carthage, MO. Felix's strengths include customer service, marketing, sales and an understanding of the needs and roles of people at all levels within Leggett, its customers and supplier organizations. Felix became a director in 1977, was promoted to COO in 1979, and then to CEO in 1999. In May 2002, Mr. Wright will become Chairman of the Board, while also retaining his position as CEO.

Mike Glauber, 59, Senior Vice President, Finance & Administration, joined Leggett in 1969, and has spent most of his career with the company. His professional credentials include a Bachelor of Arts degree in accounting from St. Mary's University, a Certified Public Accountant (CPA) designation, plus five years accounting and auditing experience prior to joining Leggett. Mike is a long-time Leggett partner who came up through the accounting and financial ranks, with assignments as controller, treasurer, and finance vice president. He has headed Leggett's finance, accounting, internal control, credit, information technology (IT) and corporate administrative functions since 1990.

Dave Haffner, 49, Executive Vice President and Chief Operating Officer, joined Leggett in 1983. Dave is an engineering honors graduate of the University of Missouri, who, upon graduation, moved to Wisconsin as an engineer for Schreiber Foods, eventually directing all of that firm's engineering activities. While working there, Dave earned a Master of Business Administration (MBA) degree, with honors, from the University of Wisconsin. In 1983, Dave returned to Missouri and accepted a position with Leggett as a group vice president of operations. Dave has progressed steadily through various operating positions, was elected to the Board of Directors in 1995, and was promoted to COO in 1999. In May 2002, he will be promoted to President, and also continue as COO.

Karl Glassman, 43, Senior Vice President, Residential Furnishings segment, joined Leggett in 1982. He had previously worked on the production floor, and ultimately as production manager, at De Lamar Bed Spring, which was a family business. Karl has advanced through various sales and operational assignments, and now has 24 years experience in the bedding and furniture components businesses. He was promoted in 1999 to lead Leggett's largest reporting segment, which accounts for almost half of the company's sales. Karl's formal schooling is in business management and finance, and he has a Bachelor of Science degree from California State University at Long Beach. He and his family relocated to southwest Missouri in 1988. In May 2002, Karl will become Executive Vice President of Operations, and also retain his position as President of the Residential Furnishings segment.

A Conversa


Dave Haffner


Bob Jefferies


Karl Glassman


Felix Wright

tion *with* Leggett.

Executives answer frequently asked questions.



Mike Glauber

Several subjects interest Leggett shareholders as management seeks to build on the success and growth of prior decades. Recently, five of Leggett's top executives addressed frequently asked questions in an informal setting at our home office in Carthage, Missouri. Excerpts of their responses to key questions are summarized here.

Some of these answers are exactly as stated, some are paraphrased, and others are a compilation of several shorter comments. As you read this series of thoughts, we hope it gives you a good feel for the collective mindset of Leggett's senior management team.

Strategies



Leggett has achieved an outstanding track record. What strategies or philosophies have guided or enabled you as you built this track record?

▷ Near the top of the list would be our strong belief that the performance of our people, more than anything else, will make or break this company. As a strategy, we might state this as "Hire a strong, motivated team." Generally, our people work very hard, are down-to-earth, and share basic values. We encourage them to be long-term Leggett shareholders, to have a personal stake in the success of the company.



▷ Our growth strategy includes an active acquisition program. We are committed to maintaining, as a core skill set, a high level of acquisition expertise and experience. Our acquisitions almost always have common threads that link them to other Leggett operations – these can include similarities in customers, raw materials, suppliers, or manufacturing processes. We are not interested in acquisitions that are totally unrelated to existing operations.

▷ We don't force growth if we can't achieve it profitably – instead, we look for and respond to available opportunities. Some years will be overflowing with good opportunities, but will be offset by years when fewer prospects come to fruition. We know that annual growth can be highly variable. Though sales growth averaged 15% over the last 20 years, growth in any single year ranged from a low of negative 4% to a high of positive 30%. Forcing 15% growth in every single year would lead to problems; instead, we're focused on meeting our average growth targets over periods of 5 years and longer.

▷ We strive to be the low cost provider. Low cost doesn't mean cheap or poorly made – Leggett provides equal or better quality products, at lower cost and with better customer service, than the competition. We are always focused on improving our cost structure, seeking to be the leading supplier, or at least a major player in our various end-markets.

▷ Financially, we are conservative in our capital structure, always preferring to have some "dry powder" ready for use if needed. This allows us to direct capital, as opportunities arise, toward ongoing operations and strategic acquisitions, for both enhancement of profitability and expansion of operations.

Uniqueness

Why can't other firms simply duplicate what Leggett has done? What sets you apart?

▷ Simply put, we have spent four decades building an organization that is uniquely suited to conceive, design and manufacture a wide range of products for other manufacturers, for all kinds of retailers, and for other highly valued customers. Our ongoing success, our financial strength, and our reputation have helped us attract and expand our business with a diverse list of great customers. While far from complete, a representative customer list includes well-known names such as Barnes & Noble, Char-Broil, Coca-Cola, Cummins, Emerson Electric, FritoLay, Furniture Brands, General Electric, Global Chair, Harley-Davidson, Herman Miller, Home Depot, HON, Johnson Controls, Kohl's Stores, La-Z-Boy, Linens-N-Things, May Department Stores, Navistar, PepsiCo, Scientific Atlanta, Sealy, Sears, Serta, Simmons, SpringAir, Starbucks, Target, Verizon and Wal-Mart.

▷ Our economies of scale and strong market positions create competitive advantages that are difficult to duplicate in North America, and overseas as well. Vertical leverage in select raw materials also differentiates Leggett from other suppliers. Through our profitable production of key materials (including steel wire, steel tubing, and dimension lumber) we internally ensure quality control, supply sustainability, and production efficiency.

▷ Leggett people exhibit an uncommon willingness to set aside personal agendas in favor of the common good, to nurture one another, interact positively and give personal support for success of the company. As an organization, Leggett blends differing skills and ideas well; creative thought and constructive criticism are valued, aired, and discussed.

▷ By building on our long history of innovation, cost-consciousness and manufacturing excellence, we have developed strong and enduring partnerships with an ever-growing array of customers. Our capability, and our commitment to meet or exceed customer expectations, have never been greater.

Culture of Partnership

Leggett has often mentioned its culture of "partnership"– can you explain what you mean by that?

▷ Leggett's teamwork spirit and partnership culture have deep roots. They extend to 1883, when the company was founded as a business partnership between J.P. Leggett and C.B. Platt. From this successful beginning, Leggett & Platt has always remained headquartered in our co-founders' home town of Carthage, Missouri. The bronze sculpture in front of our offices (pictured on the front cover and on page 32 of this book) is entitled, "Partners in Progress," and depicts two workers pulling together to accomplish a task, symbolizing our ongoing spirit of partnership and dedication to teamwork.



▷ We respect and value every one of our employees, and their individual contributions to Leggett's efforts. Our employees naturally have different titles and job functions, but they each have the same worth as a person. We know that we can only achieve our collective goals through teamwork and the contribution of employee-partners at all levels. In our spirit of partnership, we disdain useless bureaucracy and hierarchy. While reporting lines are necessary, we have a corporate-wide "open door" mentality.

▷ Staying close in good times and bad is the essence of our long-term relationships with customers.

Residential Furnishings

Leggett's inventive heritage and leadership in the residential furnishings industry spans more than 100 years. Today, we are the leading worldwide supplier of a wide range of components (many of which are proprietary) that manufacturers of bedding and upholstered furniture use to make their finished products. We also design some sleep-related furniture and select lines of additional consumer products we sell primarily to retailers and distributors. Our ongoing R&D efforts yield innovative products and enduring customer relationships, and enhance our growth as customers outsource additional component manufacturing to us, and purchase more products from us.

Our strong market leadership is evolutionary, built over decades of customer focus. -FELIX WRIGHT



The partnership trust between customers and Leggett results from many years of working together, with Leggett people always striving to anticipate, meet and exceed customers' needs and requirements. We develop deep relationships that are long remembered in a customer organization. As just one example, in the bedding components business, our largest four customers are the same today as they were 20 years ago. We doubt that many manufacturing firms could make such a claim.

▷ Research and development is often a key link in our partnership culture with customers. They know Leggett's R&D commitment is strong. We are challenged to innovate and anticipate their needs; they invest confidence in us, and we will not let them down. We want all customers to know that Leggett will make investments required to identify and develop mutually profitable solutions.



▷ We like to meet face-to-face with customers whenever possible. Our focus is helping them keep their brands and product offerings strong. We concentrate on strategic direction, so about 50 percent of our discussions in these meetings is looking 12-to-18 months ahead for a given brand, department or product. Performing in this partnership role is an important part of what we do.



Management Team

You've mentioned the management team a couple of times now. What sets Leggett's team apart, and how are they different?



▷ Among the senior executives, continuity and seamless transition are Leggett hallmarks. Our succession plans are well known, and as a result there is little in the way of office politics. Once executives join our team, they apparently like what they find because we don't lose many of them.

▷ Management team members are not afraid to speak their mind. We have a collegial atmosphere where constructive dissent is encouraged. We don't have, and don't want, members who will simply be "yes men" or "yes women". This mindset leads to energetic and emotional exchanges of ideas that help us arrive at the best business decisions.

▷ We try to never take anything for granted, nor take ourselves too seriously. Mistakes will be made, and must be addressed and corrected, with a constant commitment to continuous improvement.

▷ Our management, and a broad base of employee-partners, have for many years invested substantial amounts of their own money in Leggett stock. The proxy will show that 7% of the stock is held by the directors and officers. If you count all employees, directors, merger partners, retirees, and their family members, you'll find that 20%-25% of Leggett's shares are "closely held" by this group of investors.

▷ This team is made up of smart, talented, friendly and likeable folks. They work hard and strive for

Commercial Furnishings

Leggett is the market leader in design, production and delivery of a broad suite of retail store fixtures, point-of-purchase displays, and storage products. To help us achieve "one stop" supplier status for retailers, specialty shops and other major customers, we acquired over 30 companies in this segment in the last five years. This expansion has significantly strengthened our market presence and potential in these operations. In addition, Leggett is the leading independent producer of proprietary, innovative chair controls, furniture bases and other components for office furniture manufacturers. Finally, Leggett also produces injection molded plastic components, both for our own use and for external customers.

excellence, but they also care about people. We tend to be fairly direct and down-to-earth. We don't have, and don't want, unnecessary hierarchy or bureaucracy.



Growth Opportunities

Now that you're a $4 billion company, won't it be difficult to continue growing at an average of 15% per year?

▷ Not necessarily. Our peer group contains several companies that have achieved profitable growth well beyond the $4 billion revenue level. At some point in the future, our 15% growth trend – which means we double in size every 5 years – could become difficult to sustain. We don't believe we've reached that point. Given our current size, the size of the markets in which we participate, and assuming a normal growing economy, we believe 15% growth is still a reasonable and obtainable goal.

▷ Internally we are pursuing growth on three key fronts. First, we encourage continued "deverticalization" of vertical manufacturers – we want to become their partner and component supplier. Second, we expand our market share through leadership as the low cost supplier, and by bringing a consistent stream of innovative products to market. Third, we benefit from GDP growth. In acquisitions we continue to aggre-


ECCE PANIS
PlayStation.2



gate our highly fragmented markets, to strengthen our position as a "one stop" supplier, and to expand into related markets or products. Internationally, we have only recently begun to execute strategies that have worked extremely well in North America. Many foreign manufacturers have little choice but to be vertical – we are helping establish an outsourcing mentality in various countries, and duplicating what has worked so well for us here at home. We are also partnering with numerous customers who have asked us to be their component supplier as they decide to expand overseas.

Critical mass, continuous improvement and sales velocity will benefit us immensely in the upturn. –DAVE HAFFNER



⊳ Our acquisition appetite will increase as the U.S. economy comes out of recession. Our opportunities are plentiful; our resources, both human and financial, are healthy; and we know how to integrate businesses quickly and efficiently. Over time we expect acquisitions will continue to account for roughly two-thirds of our growth.

⊳ As we grow, we have more sets of Leggett eyes out looking for good opportunities. A decade ago we only had about 10 business units. Today we have 29 business units, or three times as many management teams, each looking for growth opportunities that fit Leggett's culture, and meet our requirements for profitability and returns.

Aluminum Products

From a modest beginning in the early 1970s, we more than doubled our aluminum die casting business through a 1996 acquisition. Today, the Leggett aluminum group is the leading independent producer of non-automotive die castings in North America. Major customers include manufacturers of gas barbecue grills, electrical and lighting equipment, telecommunications and electronic equipment, diesel and small gasoline engines, and other industrial products that incorporate aluminum, zinc and magnesium die cast components. We also offer customers extensive value added tooling and dies, and finishing processes such as machining, coating, and assembly of components and sub-systems. Excellence in customer service and superior quality controls contribute to our competitive advantage.



Acquisition Strategy

Leggett has acquired 150 firms over the past decade. How has the company avoided significant missteps in its acquisition program?

▷ Most of our markets are highly fragmented. The large, billion-dollar type of acquisitions that have caused problems for other acquisitive firms are simply not part of the acquisition landscape in our markets. Even if they were available, the acquisition process typically associated with large acquisitions would likely drive the price out of the range we would be willing to pay.

▷ We tend to stay within markets that we understand. The markets we participate in have annual revenues that total about $50 billion, and we represent just over $4 billion of those markets. So, as we look for acquisition partners, we have no need to wander outside of the markets we already know very well.

▷ Our typical acquisition is of a small, private, profitable, entrepreneurial company. Most acquisitions readily "bolt on" to our existing operations, and are expected to be accretive by the end of the first year. Average size is about $15-20 million in annual revenue. We make lots of these small acquisitions, so we are not "betting the farm" on any single acquisition. We've only made three acquisitions in our entire history that had annual revenue of greater than $100 million; none was larger than $250 million in revenue.

▷ To meet our long-term growth targets, each of our 29 business units needs to complete, on average, a single acquisition every 18 months or so. This is a realistic expectation, providing ample time to study a







variety of possible acquisitions, and to negotiate for the best deal. We don't feel a need to achieve 15% growth in every single year; in fact, we believe that forcing such annual growth would lead to some poor quality acquisitions. We know some years will be lean, and others will be overflowing with opportunity. We're patient and opportunistic, and our time horizon for measuring growth is five years and longer.



International Opportunity

What is Leggett's strategy for international expansion?

▷ We have been following a 3-pronged approach to international activity. First, we have, at the request of some of our customers, followed them into new countries, setting up operations to provide them with components they need to produce products in foreign countries. Second, we have begun pursuing a "deverticalization" strategy in countries where manufacturing is highly vertical – the UK is a good example of this. Third, in select countries we pursue, and build upon, a "beachhead" strategy.



▷ As one example, Europe presents a whole new customer base for

Industrial Materials

Leggett is the leading North American producer of drawn steel wire. The seven plants we operate produce more than 800,000 tons of steel wire annually, about half of which is used internally, with external customers consuming the balance. Similarly, we have three major plants that supply most of our internal needs for welded steel tubing. Other manufacturers also buy tubing from these operations. High quality and low cost make us a leading producer of these select materials. We produce to tighter-than-industry standards and focus intently on customer service, to meet and exceed both internal and external customer expectations. Additional operations produce specialty wire products, such as rolled, flattened and shaped wire; proprietary bale ties; and tying heads for automatic baling equipment.

Leggett. European bedding and furniture manufacturers tend to produce many of their own components, partly because there are a limited number of components suppliers. This is similar to the U.S. industry structure about 3 or 4 decades ago. There is significant opportunity for Leggett to provide components and sub-assemblies, at lower cost, to a wide range of (currently) vertical manufacturers.



Blending well different skills, values and ideas is one of our strengths. -BOB JEFFERIES

Recession's Impact

How has the recession affected Leggett? Are there any unique opportunities that you typically see during a period of recession?

▷ The primary effect of the recession is reduced demand in almost all of our end-markets; this has been the main cause of our lower earnings. The recession also led us to focus greater attention on cash flow, operating efficiency, working capital, and balance sheet strength – and we have made strong progress in all of these areas. Since announcing our Tactical Plan in September 2000, we have consolidated or sold 20 facilities, restructured other operations, and reduced full-time-equivalent headcount. We set another record





We stay financially strong in good times and bad times.

–MIKE GLAUBER

for cash flow in 2001, reduced debt, and strengthened the balance sheet.

▷ We are financially positioned to weather a reasonable amount of adversity. If we err, it will be on the side of being prepared to ramp production back up rather than cutting operations to the bone. We should be able to respond quickly to customers' increased demand once the economy improves. If competitors are not as well prepared, or cannot meet customers' needs, we should gain additional market share as business improves.

▷ In a weak economic environment customers are sometimes more prone to consider outsourcing. They may be facing depressed earnings and cash flow, margin compression, capital constraint, and lower plant utilization. We try to initiate dialogue with customers who produce their own components, encouraging them to outsource component manufacturing to us. Potential benefits for customers include Leggett's economies of scale, lower costs, financial strength, and commitment to R&D. In addition, allowing Leggett to produce their components reduces our customers' capital requirements, and frees resources they can redeploy toward marketing, sales, or other essential areas.





Specialized Products

This business is concentrated in two different areas. In the first, Leggett is the leading designer and worldwide manufacturer of automotive seating suspension and lumbar systems, and a major supplier of control and power train cable systems, many of which are proprietary. While we sell these components primarily to tier one and tier two automotive suppliers, we foresee additional potential in office and residential furniture applications. In the second area, several Leggett companies are global leaders in design and production of state-of-the-art machinery and equipment, both for our own use and for other manufacturers. These technologically advanced products include wire forming equipment, industrial quilting and sewing machinery, and specialized automation equipment. Manufacturers of bedding and other furnishings are the primary external customers.

▷ The longer an economic downturn lasts, the more attractive acquisition pricing tends to become. This can benefit acquisitive companies, like Leggett, that generate consistent cash flow and are financially well prepared to weather the downturn.



Financial Strength

What is the state of Leggett's current financial position, and what is your posture toward financing in general?

▷ Leggett's financial position remains strong. At year-end 2001, long-term debt (net of cash) was 29% of total capitalization, down from 33% one year earlier. Liquidity also strengthened, as cash and equivalents increased to $187 million, up from $37 million the prior year. These improvements are a direct result of the strong and continued growth in cash flow from operations.

▷ Our financial strength has enabled us to increase dividends every year from 1971 through 2001. Over those 30 years dividends have grown at a compound annual rate of 15.3%. Our guideline for dividend payout is approximately one-third the moving three-year earnings average; payout currently is above


Gribetz International









that range due to the recession. We will continue to review dividends each quarter, with near-term increases dependent on the pace of economic recovery in the U.S. We believe in paying dividends to our shareholders, are very proud of our dividend growth record, and hope to extend that record far into the future.

▷ We feel strongly that financial flexibility is more important than using aggressive leverage to bolster return on equity and per share earnings. Our continuing guideline is 30%-40% long-term debt as a percentage of total capitalization. Our leverage is conservative and prudent, and allows us the flexibility we desire. We are very well positioned to capitalize on sustained economic improvement as it occurs.

Rebound

What can you say about expectations for 2002 and beyond? How quickly might earnings rebound?

Future

▷ Even if 2002 sales are flat with 2001, we expect earnings to be roughly 20 cents per share higher than in 2001. Half of the increase will come from cost structure improvements, and half from FASB-required accounting changes related to goodwill. When sales begin to grow, we will benefit significantly from that growth, as Leggett posts accelerating margins and earnings from a leaner, more profitable machine. Five percent growth in same location sales (excluding acquisitions), or about $200 million dollars in revenue, would result in an additional 20 cents improvement in EPS. Thus, our guidance for the full year 2002 is $1.15-$1.35 per share.



Our unique credibility franchise among customers has a long history.

–KARL GLASSMAN

▷ Some commentators have observed that, temporarily, consumers are in a "bunkering" or "cocooning" mode. To the extent that world events are causing Americans to stay closer to home, it seems reasonable that they are spending to improve their residences. This seems likely to have a positive effect for many Leggett customers.

▷ With raw materials purchases equal to about 45% of our revenues, there are cost improvement opportunities in procurement. We recently created the position of CPO (chief procurement officer), reporting directly to our Chief Operating Officer. Our purchasing leverage should make significant strides in coming years.

▷ Longer-term, our earnings potential is strong. Historically, our sales and earnings bounce back strongly when the economy strengthens. At currently depressed plant utilizations, our operating leverage means that every $10 million in incremental same location sales generates about one penny of EPS. Once the economy turns around we expect sales to grow quickly, and margins to recover to their pre-downturn levels. We don't know when, or how quickly, the economy will improve, but we should benefit significantly when that improvement finally arrives.



Leggett Leadership

Leggett & Platt.

Diverse manufacturing processes, materials and markets characterize Leggett's five business segments. Wire, tubing, coil and sheet steel, stainless steel, aluminum, plastics, foam, woven and non-woven construction fabrics, and dimension lumber are fabricated into vital components, sub-assemblies, and other products by 31,000 employee-partners in Leggett's 90 major manufacturing facilities.

Steady, logical, incremental business expansion creates leading market positions and profitable growth. As a leading manufacturing firm, Leggett is focused on design, production, and sales of various engineered products for numerous applications throughout North America and in many international locations.

Residential Furnishings

	2001	1996	CAGR
Sales	$2,054	$1,408	8%
% Total	47%	53%	

Profile: Leggett's beginnings stem from our 1885 patent of the steel coil bedspring. Today, we are the leading worldwide supplier of components to the bedding and furniture industries. Our activities cover bedding components, furniture components, finished consumer products, and other select products for manufacturers and retailers.

Business Model: We enjoy, and aim to extend, our significant leadership position. Our competitive advantage is based on

Commercial Furnishings

	2001	1996	CAGR
Sales	$945	$342	23%
% Total	21%	13%	

Profile: Our fast-expanding and second-largest segment encompasses three areas. We are the market leader in design and manufacture of a broad suite of retail store fixtures, including shelving systems, point of purchase displays, storage products, and utility vehicle rack systems. We are the leading independent producer of components for office furniture manufacturers, and also produce injection molded plastic components.

Business Model: Our aim is to be the primary, or "one stop",

Aluminum Products

	2001	1996	CAGR
Sales	$460	$361	5%
% Total	10%	13%	

Profile: Our aluminum group is the leading independent producer of non-automotive die castings in North America. We entered this area in the early 1970s when we acquired a small die caster of furniture bases. We more than doubled our size, and entered additional markets, through a 1996 acquisition of a leading die casting firm.

Business Model: We strive for best customer service, lowest cost structure, and customer diversification. We create value

Industrial Materials

	2001	1996	CAGR
Sales	$527	$412	5%
% Total	12%	15%	

Profile: We are North America's leading supplier of drawn steel wire, and a significant supplier of welded steel tubing. We built our first wire mill in 1969 to ensure a consistent supply of quality wire for our bedding operations. Today, our seven wire mills produce over 800,000 tons of steel wire annually; half is sold to external customers. Similarly, we entered the steel tubing business in 1983, and currently have 3 major tubing plants producing for both internal use and sales to external customers.

Specialized Products

	2001	1996	CAGR
Sales	$421	$152	23%
% Total	10%	6%	

Profile: Operations encompass two niche businesses. We are the leading worldwide supplier of automotive seating support and lumbar systems; and a leading supplier of control and power train cable systems. We also have a premier global position in wire forming equipment, industrial quilting and sewing machinery, and other specialized machinery we design, patent, and manufacture.

Sales = Trade plus Intersegment sales, and are stated in millions.
CAGR = Compound annual growth rate.

lowest cost structure; enduring customer relationships; vertical production of key raw materials (wire, tubing, dimension lumber); R&D efforts that yield innovative and proprietary products; and, Leggett designed and manufactured proprietary production and automation machinery. Internal growth will continue as we deliver innovative products, reduce costs, and encourage customers to outsource additional component manufacturing.

Customer Groups:
- Bedding manufacturers
- Furniture manufacturers
- Retail stores and distributors

2001 Acquisitions:
3 firms with annual revenues of almost $30 million.

Product Groups:
Springs, Mechanisms, Bed Frames, Industrial Fabrics, Adjustable Beds, Cushioning, Dimension Lumber



fixture supplier of choice for major retailers. To that end, in the last five years we acquired over 30 businesses. Leggett now designs, manufactures, delivers and installs the broadest range of fixture products (of all types of materials) to all parts of the country. In office furniture and plastic components, we will continue to provide proprietary, innovative, cost effective products to niche markets.

Customer Groups:
- Retail chains and specialty shops
- Brand name marketers and manufacturers
- Food service and healthcare providers
- Office furniture manufacturers
- Public utilities and municipalities

2001 Acquisitions:
5 firms with revenues of almost $80 million.

Product Groups:
Gondolas, Shelving, Racks, Display Cases, P-O-P Displays, Chair Controls, Furniture Bases, Plastic Components



for customers by offering flexible, tailor-made solutions that include varying degrees of component finishing and assembly. Cost advantages accrue from high volume purchasing; economies of scale; tailored production runs; efficient material usage; vertical tool and die operations; and superior quality control.

Customer Groups:
- Gas barbeque grill manufacturers
- Truck, motorcycle, off-road and recreational vehicle makers
- Telecom, electrical and outdoor lighting producers
- Diesel and small engine builders

2001 Acquisitions: None.

Product Groups:
Aluminum Die Castings, Magnesium and Zinc Die Castings



Business Model: High quality and low cost make us a leading producer of these materials. We enjoy significant economies of scale; benefit from the consistent, internal demand of many Leggett businesses; and continuously improve productivity. We produce to tighter-than-industry specifications, and focus intently on meeting and exceeding customer needs.

Customer Groups:
- Other Leggett businesses
- Bedding and furniture makers
- Mechanical spring producers
- Auto interior manufacturers

2001 Acquisitions:
1 firm with total revenues of over $50 million.

Product Groups:
Steel Wire, Welded Steel Tubing



Business Model: Our competitive advantage derives from R&D efforts that yield innovative and proprietary products; economies of scale, vertical production of key raw materials (wire, plastics); and Leggett designed and manufactured proprietary production machinery.

Customer Groups:
- Tier 1 and 2 auto suppliers
- Bedding and furniture manufacturers

2001 Acquisitions:
1 small firm with annual revenues of about $1 million.

Product Groups:
Auto Seat Suspension, Lumbar, Power Train and Control Cable Systems.

Machinery for Wire Forming, Quilting and Automation.





A collaborative, collegial and cooperative spirit typifies Leggett's unique partnership culture. A bronze sculpture commemorating this Leggett attribute was first cast by a longtime partner, the late Everett L. Wyatt, in 1987.





Financial
Reports and Review

Financial Data 2001 - 1991

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Dollar amounts in millions, except per share data)

	2001	2000	1999
Summary of Operations			
Net sales	**$4,113.8**	$4,276.3	$3,779.0
% change	**(3.8%)**	13.2%	12.1%
Gross profit	**992.0**	1,087.8	1,020.3
Interest expense	**58.8**	66.3	43.0
Earnings from continuing operations before income taxes and non-recurring costs [1]	**297.3**	418.6	462.6
Net earnings before non-recurring costs [1]	**187.6**	264.1	290.5
% change	**(29.0%)**	(9.1%)	17.1%
Net earnings	**187.6**	264.1	290.5
Common Stock Data			
Earnings per share			
Net earnings before non-recurring costs – basic [1]	**$ .94**	$ 1.33	$ 1.46
Net earnings before non-recurring costs – diluted [1]	**.94**	1.32	1.45
% change	**(28.8%)**	(9.0%)	16.9%
Net earnings – basic	**.94**	1.33	1.46
Net earnings – diluted	**.94**	1.32	1.45
Cash dividends declared per share	**.48**	.42	.36
Average number of shares outstanding			
Basic	**199.5**	199.0	198.5
Diluted	**200.4**	200.4	200.9
Year-End Financial Position			
Cash and cash equivalents	**$ 187.2**	$ 37.3	$ 20.6
Working capital	**964.9**	928.7	824.7
Property, plant and equipment, net	**961.9**	1,018.4	915.0
Total assets	**3,412.9**	3,373.2	2,977.5
Long-term debt	**977.6**	988.4	787.4
Shareholders' equity	**1,866.6**	1,793.8	1,646.2
Total capital [2]	**2,955.9**	2,896.6	2,546.0
Other Financial Data, Profit Measures and Ratios			
Earnings before interest, taxes and non-recurring costs (EBIT) [1]	**$ 351.2**	$ 480.8	$ 502.5
Earnings before net interest expense, taxes, depreciation, amortization and non-recurring costs [1]	**547.8**	654.1	651.8
Net cash provided by operating activities	**534.5**	440.8	370.8
Capital expenditures	**128.0**	169.7	159.1
Depreciation	**156.7**	139.2	120.5
Amortization	**39.9**	34.1	28.8
Percentages			
EBIT margin	**8.5%**	11.2%	13.3%
Net profit margin before non-recurring costs [1]	**4.6**	6.2	7.7
Average working capital as % of net sales [4]	**20.3**	19.8	19.3
Long-term debt as % of total capital	**33.1**	34.1	30.9
Long-term debt as % of total capital (net of cash)	**28.5**	33.3	30.4
Return on average total capital [1] [3]	**7.7**	11.2	13.6
Return on average shareholders' equity [1]	**10.3**	15.4	18.8

(1) 1996 amounts exclude merger related costs of $26.6 pre-tax and $16.4 after-tax, or $.09 per basic and diluted share, and an extraordinary item of $12.5 after-tax, or $.07 per basic and diluted share.
(2) Total capital includes long-term debt, deferred taxes, other long-term liabilities and shareholders' equity.
(3) This percentage is computed by adding the after-tax interest expense to net earnings and then dividing the sum by average total capital.
(4) For the purpose of this percentage, average working capital excludes cash and cash equivalents.

1998	1997	1996	1995	1994	1993	1992	1991
$3,370.4	$2,909.2	$2,466.2	$2,256.9	$2,009.1	$1,526.7	$1,315.0	$1,221.4
15.9%	18.0%	9.3%	12.3%	31.6%	16.1%	7.7%	(.8%)
871.5	737.8	623.5	534.9	471.7	348.4	300.7	260.9
38.5	31.8	30.0	30.4	26.0	10.2	13.5	19.9
395.6	333.3	276.3	220.6	196.3	140.4	107.2	65.2
248.0	208.3	169.4	134.3	119.5	85.6	65.8	39.5
19.1%	23.0%	26.1%	12.4%	39.6%	30.1%	66.6%	(11.2%)
248.0	208.3	140.5	134.3	119.5	85.6	65.8	39.5
$1.25	$1.09	$.94	$.76	$.69	$.53	$.42	$.27
1.24	1.08	.92	.75	.68	.52	.41	.26
14.8%	17.4%	22.7%	10.3%	30.8%	26.8%	57.7%	(13.3%)
1.25	1.09	.78	.76	.69	.53	.42	.27
1.24	1.08	.77	.75	.68	.52	.41	.26
.315	.27	.23	.19	.155	.135	.115	.11
197.7	190.3	181.1	177.3	173.2	160.2	155.9	146.8
200.7	193.2	183.7	179.7	175.7	164.6	160.8	157.1
$83.5	$7.7	$3.7	$8.2	$3.0	$.7	$5.2	$12.6
735.7	572.1	470.5	411.5	353.6	297.8	237.9	233.6
820.4	693.2	582.9	510.6	440.7	353.4	259.7	263.4
2,535.3	2,106.3	1,712.9	1,478.1	1,327.0	1,080.1	772.5	746.7
574.1	466.2	388.5	380.6	364.1	306.1	147.9	232.7
1,436.8	1,174.0	941.1	746.8	628.3	514.6	442.1	346.3
2,133.9	1,733.8	1,420.1	1,203.0	1,060.4	892.5	631.5	621.0
$429.1	$362.5	$304.2	$249.2	$220.2	$148.4	$118.0	$84.1
557.0	468.1	396.4	327.2	286.8	193.7	160.6	125.5
354.9	288.3	238.1	187.8	171.9	145.7	100.4	103.0
147.6	119.4	96.2	106.8	97.1	54.2	35.8	36.5
106.1	88.3	75.8	62.6	52.5	39.1	36.5	34.6
21.8	17.3	16.4	15.4	14.1	6.2	6.1	6.8
12.7%	12.5%	12.3%	11.0%	11.0%	9.7%	9.0%	6.9%
7.4	7.2	6.9	6.0	5.9	5.6	5.0	3.2
18.0	17.7	17.6	16.7	16.1	17.4	17.2	18.5
26.9	26.9	27.4	31.6	34.3	34.3	23.4	37.5
23.9	26.6	27.2	31.2	34.1	34.2	22.8	36.2
14.1	14.5	14.3	13.5	13.9	12.0	11.8	8.3
19.0	19.7	20.1	19.5	20.9	17.9	16.7	11.9

CAPITAL RESOURCES AND LIQUIDITY

The Company's financial position reflects management's capital policy guidelines. These guidelines are intended to ensure that corporate liquidity is adequate to support the Company's projected growth rate and to finance the Company's ongoing operations in periods of economic downturn. In a normal operating environment, management intends to direct capital to ongoing operations, strategic acquisitions and other investments that provide opportunities for expansion and enhanced profitability.

Our policy is to expand capital resources – debt and equity – at appropriate times to allow the Company to take advantage of favorable capital market conditions, rather than respond to short-term needs. Such financial flexibility is considered more important than short-term maximization of earnings per share through excessive leverage. Therefore, management continuously provides for available credit in excess of near-term projected cash needs and has maintained a guideline for long-term debt as a percentage of total capitalization in a range of 30% to 40%.

TOTAL CAPITALIZATION

The following table shows the Company's total capitalization at the end of the three most recent years. Also, the table shows the amount of unused committed credit available through the Company's revolving bank credit agreements, the amount of cash and cash equivalents and the ratio of earnings to fixed charges at the end of the three most recent years.

(Dollar amounts in millions)	2001	2000	1999
Long-term debt outstanding:			
Scheduled maturities	$ 977.6	$ 988.4	$ 642.7
Average interest rates	4.8%	6.8%	6.7%
Average maturities in years	4.0	4.8	5.5
Revolving credit/commercial paper	–	–	144.7
Total long-term debt	977.6	988.4	787.4
Deferred income taxes and other liabilities	111.7	114.4	112.4
Shareholders' equity	1,866.6	1,793.8	1,646.2
Total capitalization	$ 2,955.9	$ 2,896.6	$ 2,546.0
Unused committed credit:			
Long-term	$ 232.5	$ 215.0	$ 52.8
Short-term	110.0	112.5	97.5
Total unused committed credit	$ 342.5	$ 327.5	$ 150.3
Cash and cash equivalents	$ 187.2	$ 37.3	$ 20.6
Ratio of earnings to fixed charges	5.2x	6.4x	9.8x

Cash provided by operating activities was $534.5 million, $440.8 million and $370.8 million for 2001, 2000 and 1999, respectively, or a three year total of $1,346.1 million. The increase in cash provided by operating activities during 2001 compared to the prior year principally reflects a decline in working capital (excluding acquisitions), partially offset by lower earnings and deferred tax benefits. The decline in working capital in 2001 results from both a slower business environment and a concentrated effort by management to decrease working capital levels. The significant cash provided in 2001 by lower working capital levels is not expected to recur in future years, particularly as business conditions improve. However, management will continue to focus on improving efficiency in the use of working capital. In 2000, cash provided by operating activities exceeded prior year levels due to an increase in EBITDA (earnings before interest, taxes, depreciation and amortization), a reduction in current tax expense and a smaller increase in working capital (excluding acquisitions), partially offset by higher interest costs.

Long-term debt was 33.1%, 34.1% and 30.9% of total capitalization at the end of 2001, 2000 and 1999, respectively. Long-term debt as a percent of total capitalization, net of cash, was 28.5%, 33.3% and 30.4% at the end of 2001, 2000 and 1999, respectively. As shown in the preceding table, obligations having scheduled maturities are the primary source of the Company's debt capital. At the end of 2001, these obligations consisted primarily of the Company's medium-term notes. Due to implementation of Financial Accounting Standard No. 133, long-term debt increased $38.1 million from year-end 2000. That increase was more than offset by the maturity of $50 million in medium-term notes in June 2001.

In February 2000, $350 million of 7.65% five-year notes were issued under a $500 million shelf registration completed in November 1999. These notes were converted to variable rate notes under an interest rate swap agreement. The proceeds of the offering were used to pay down commercial paper and to fund the Company's capital expenditures and acquisition activity. In the second and third quarters of 1999, the Company issued a total of $104 million in medium-term notes, the proceeds of which were used to repay maturing notes and for acquisitions.

The secondary source of the Company's debt capital consists of revolving bank credit agreements and commercial paper issuances. Management has negotiated bank credit agreements and established a commercial paper program to continuously support the Company's projected growth and to maintain highly flexible sources of debt capital. The majority of the credit under these arrangements is a long-term obligation. If needed, however, the credit is available for short-term borrowings and repayments. To further facilitate the issuance of debt capital, the Company has in effect a $500 million shelf registration of debt. The Company has had no commercial paper outstanding at the end of the last two years. Additional details of long-term debt, including scheduled maturities, revolving credit and commercial paper are discussed in Note E of the Notes to Consolidated Financial Statements.

The Company does not extensively use off-balance sheet financing, but has entered into synthetic leases in the amount of $35.1 million in 2001, and has a limited amount of other long-term noncancelable operating leases as discussed in Note F of the Notes to Consolidated Financial Statements. These leasing transactions provide economic benefits to the Company versus outright purchase of the related assets. In 2001, the synthetic leases provided $35.1 million in cash proceeds from the sale of assets to the lessor, which are included in other cash provided by investing activities in the Consolidated Statements of Cash Flows.

The Company relies on cash flow from operations as its primary source of capital. The weak economic conditions that began in the last half of 2000 and continued through 2001 would have normally resulted in reduced cash flow. The Company responded to these difficult business conditions by decreasing capital spending, temporarily reducing the pace of acquisitions, and lowering working capital. As a result of these improvements, the Company achieved strong growth in cash flow and was able to increase cash and equivalents to a level that provides adequate liquidity to finance ongoing operations and fund a portion of future growth initiatives. Any future working capital reductions will likely not be as large as in 2001. The Company has sufficient unused committed credit to ensure that future capital resources are sufficient for its ongoing operations and growth opportunities.

Due to the recession in the United States and some weakness in certain of the Company's businesses that preceded the recession, the Company's earnings and profit margins have decreased in both 2001 and 2000. The ratio of earnings to fixed charges and other financial ratios have also shown a decline over these two difficult years. The Company's senior debt currently carries a Moody's rating of A2 and a Standard & Poor's rating of A+. If the Company's debt ratings were lowered as a result of the decline in financial ratios, management believes that any such change would be temporary due to current economic conditions, but would not have a significant impact on the Company's ability to raise capital.

USES OF CAPITAL RESOURCES

The Company's internal investments to modernize and expand manufacturing capacity totaled $456.8 million in the last three years. In 2002, management anticipates internal investments will approximate the $128.0 million spent in 2001. During the last three years, the Company employed $637.5 million in cash (net of cash acquired) and issued 1.6 million shares or equivalents of common stock in acquisitions. During 2001, ten businesses were acquired for $95.1 million in cash (net of cash acquired) and 61,026 shares or share equivalents. In addition, the Company assumed $21.0 million of acquisition companies' debt and other liabilities. Of the ten 2001 acquisitions, three were made in Residential Furnishings, five in Commercial Furnishings, one in Industrial Materials and one in Specialized Products. Additional details of acquisitions are discussed in Note B of the Notes to Consolidated Financial Statements. Additions, by segment, to property, plant and equipment and purchases of long-lived assets are shown in Note J of the Notes to Consolidated Financial Statements.

Company purchases of its common stock (net of issuances) totaled $51.3 million in 2001, $49.2 million in 2000, and $77.5 million in 1999. These purchases were made primarily for employee stock plans, to replace shares issued in purchase acquisitions and to satisfy contractual obligations. The Board of Directors annually authorizes management, at its discretion, to buy up to 2,000,000 shares of Leggett stock for use in employee benefit plans. This authorization is continuously replenished as shares acquired are reissued for these benefit plans. In addition, management is authorized, again at its discretion, to repurchase any shares issued in acquisitions.

At the end of the third quarter 2000, the Board of Directors authorized management to buy up to an additional 10,000,000 shares of Leggett stock as part of the Company's performance improvement plan also announced at that time. No specific schedule of purchases has been established under this authorization, which expires in August 2002. The amount and timing of any purchases will depend on availability of cash, economic and market conditions, acquisition activity and other factors.

Cash dividends paid on the Company's common stock in the last three years totaled $240.2 million. Over this three-year period, cash dividends per share have increased at a 15.1% compounded annual rate. As a percent of earnings per share (diluted), cash dividends per share were 51.1% in 2001, 31.8% in 2000 and 24.8% in 1999. The Company's guideline for dividend payout is approximately 33% of the prior three-year's average earnings.

The following table summarizes the Company's future contractual obligations and commercial commitments (amounts in millions):

		Payments Due by Period			
Contractual Obligations	Total	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt*	$ 945.3	$ 5.8	$321.1	$453.3	$165.1
Operating leases	109.7	35.0	46.4	20.5	7.8
Residual value of guaranteed synthetic leases	18.8	—	—	18.8	—
Other long-term obligations	47.0	—	15.3	6.4	25.3
Total contractual cash obligations	$1,120.8	$40.8	$382.8	$499.0	$198.2

** Excluding $38.1 million of fair market value from interest rate swap agreements.*

The long-term debt payment schedule presented above could be accelerated if the Company was unable to meet its principal and interest payments when due. The Company believes it has sufficient capital resources to satisfy these obligations.

SHORT-TERM LIQUIDITY

At the end of 2001, working capital, excluding cash and acquisitions decreased $181.6 million from 2000 levels. The improvement is primarily related to an $84.6 million reduction in receivables, as DSO (days sales outstanding) fell to its lowest level in two years. Inventories were also down $84.7 million from year-end 2000, the result of slow economic conditions and the Company's efforts to reduce working capital. The majority of the reduction in working capital levels was accomplished during the last half of 2001. Accordingly, as a percent of fourth quarter annualized sales, working capital (excluding cash) at year-end was down to 20.1%, versus 22.1% one year earlier.

Working capital, excluding cash and acquisitions, increased $30.8 million and $96.1 million for the years 2000 and 1999, respectively. During the last half of 2000, the Company began concentrating on reducing working capital levels. Due to the softening in market demand discussed below under "Results of Operations", the desired reduction in inventory had not yet been achieved at year-end. The increase in working capital during 1999 was due in large part to increased same location sales volume, with some inventory build-up at the end of 1999 due to anticipation of higher prices for certain key raw materials. The following table shows the annual turnover on average year-end working capital, trade receivables and inventories. The ratios may be affected by timing of the Company's acquisitions.

	2001	2000	1999
Working capital turnover (excluding cash and cash equivalents)	**4.9x**	5.0x	5.2x
Trade receivables turnover	**6.8**	7.2	7.3
Inventory turnover	**4.9**	5.0	5.1

Receivables turnover in the Aluminum Products segment is lower than in the other segments due principally to the seasonal nature of its gas barbecue grill business. Also, aluminum commitments to certain customers result in carrying higher levels of inventory than the Company's other segments. Recent acquisitions concentrated in the Commercial Furnishings and Specialized Products segments also contributed to reductions in working capital turnover and inventory turnover due to increased production time and extended delivery schedules in these businesses.

RESULTS OF OPERATIONS

DISCUSSION OF CONSOLIDATED RESULTS

In 2001, sales were $4.11 billion, a decrease of 3.8% versus the record sales of $4.28 billion set in 2000, declining for just the second time in the Company's 34-year history as a public company. Sales growth from acquisitions was more than offset by a 9.3% decline in same location sales, as decreased unit volumes from weak market demand continued to negatively impact all five business segments. Earnings, at $.94 per diluted share, were down $.38, or 29%, from last year's $1.32.

During 2000 and 1999, sales increased 13.2% and 12.1%, respectively, while same location sales increased .2% and 2.9% for the same periods. Same location sales growth primarily reflected increases in unit volumes. Internal growth during 2000 was negatively impacted by reduced market demand across all segments, particularly in the last half of the year. Selling prices in 2000 for certain products include some recovery of higher raw material costs. Trends in the general economy were very favorable during 1999, which had a positive impact on unit volume, although 1999 was also impacted by lower selling prices for certain products.

The following table shows various measures of earnings as a percentage of sales for the last three years. It also shows the effective income tax rate.

	2001	2000	1999
Gross profit margin	**24.1%**	25.4%	27.0%
EBIT (earnings before interest and taxes) margin	**8.5**	11.2	13.3
Net profit margin	**4.6**	6.2	7.7
Effective income tax rate	**36.9**	36.9	37.2

The declines in 2001 and 2000 primarily reflect weakened demand in all of the Company's business segments, as well as lower than expected performance in the Company's Aluminum Products and Commercial Furnishings segments and some parts of the Residential Furnishings segment. Production cutbacks, plant restructuring and closure costs, reduced plant utilization and resulting lower overhead absorption significantly impacted profit and EBIT margins. Plant utilization in 2001 was further reduced due to the Company's efforts to reduce inventory levels. Margins were also reduced in 2001 by higher bad debt expense and worker's compensation costs. Increased medical expenses and higher energy costs in both years contributed to lower margins. Lower incentive compensation costs in both years, cost structure improvements and reduced overheads as a result of the Company's tactical plan announced in September 2000 helped offset these increasing costs. Interest expense was lower in 2001 versus 2000, partially offsetting the decline in net margin. Higher interest expense during 2000 contributed to the decline in net margin versus 1999. The lower effective income tax rate in 2000 (the same effective rate for 2001) primarily reflects a reduction in foreign statutory rates compared to 1999.

The Company is making steady progress on its tactical plan, aimed at improving performance, margins and shareholder return. Through December 2001, the Company has consolidated or sold 20 facilities; restructured other operations; reduced full time equivalent headcount by approximately 3,700 (excluding acquisitions); conserved cash by reducing capital and acquisition spending; and repurchased 4.9 million shares (primarily to offset shares issued in employee programs). The Company expects to continue this tactical course for as long as conditions warrant. Once economic conditions and performance improve, subject to management discretion, the Company expects to return to its traditional level of acquisition activity. The Company's strategic, long-term growth plans remain unchanged.

The increase in gross profit margin in 1999 reflected several favorable factors. These included continued increases in production efficiencies, increased sales of products with above average margins, lower material costs and better manufacturing overhead absorption. The EBIT margin also increased due to these factors, offset somewhat by higher operating costs as a percentage of sales. Operating expenses, as a percentage of sales, which include some amount of fixed administrative and other costs, were higher because of lower selling prices in certain product lines and higher operating costs in acquired companies.

DISCUSSION OF SEGMENT RESULTS

A description of the products included in each segment, segment sales, segment earnings before interest and taxes (EBIT) and other segment data appear in Note J of the Notes to Consolidated Financial Statements. Following is a comparison of EBIT margins (Segment EBIT divided by Total Segment Sales):

	2001	2000	1999
Residential Furnishings	**8.6%**	10.5%	11.2%
Commercial Furnishings	**5.6**	11.2	16.3
Aluminum Products	**5.5**	6.7	9.6
Industrial Materials	**10.6**	13.7	14.2
Specialized Products	**10.1**	12.5	12.1

Residential Furnishings sales decreased 3.8% during 2001. Same location sales, which were partially offset by acquisitions, decreased 5.9%. EBIT declined $47.5 million, or 21.2%, as soft industry demand and inventory reduction efforts resulted in lower production. The lower plant utilization reduced overhead absorption, yielding lower margins. Also negatively impacting EBIT during 2001 were restructuring charges of $6.5 million. For 2000, Residential Furnishings sales increased 9.2%, with same location growth of 2.4%. Numerous acquisitions accounted for the balance of the growth. EBIT increased 2.0%, with strong volume and efficiency gains in the first half of the year offset by softening industry demand, efforts to reduce finished goods inventory which resulted in lower production, and reduced overhead absorption and efficiency starting in the third quarter.

Commercial Furnishings sales decreased 3.5% during 2001, while same location sales, which were partially offset by acquisitions, declined 11.7%. EBIT decreased $56.1 million, or 51.4%, due primarily to lower same location sales and reduced margins, reflecting poor business conditions in the office and contract furniture markets, continued market weakness and reduced fixture purchases in telecom and utility van industries, and plant inefficiencies. Restructuring charges of $8.9 million also negatively impacted EBIT. In 2000, Commercial Furnishings sales increased 26.7% due to numerous acquisitions, with same location sales down 3.0%, as some customers for store fixture, display, and storage products reduced purchases. EBIT declined 13.5% in 2000 due to demand shortfalls, reduced margins attributable to the changing mix of businesses, plant inefficiencies and a supplier disruption at a store fixture and design firm acquired in 1999. Plant restructuring costs also had a negative impact on EBIT margins.

Aluminum Products sales decreased 15.7% in 2001. Same location sales were down 17.2%, and were slightly offset by one acquisition. Reduced die cast component sales reflect weak market demand in a variety of consumer and industrial sectors including telecom, electrical, diesel engine and barbecue grill markets. EBIT decreased $11.1 million, or 30.4%. The EBIT decrease resulting from declining sales was partially offset by reduced overhead and absence of last year's restructuring costs. In 2000, Aluminum Products sales decreased .5%. Same location sales declined 1.6%, and were partially offset by one acquisition. Starting in the second quarter, reduced die cast component sales reflected weak market demand for a variety of consumer and industrial products, including castings for barbecue grills, diesel truck engine components, small gasoline engines, outdoor lighting and electrical products. EBIT decreased 30.6%, reflecting significantly reduced production in the second half of the year, plant underutilization, higher natural gas costs, smelting losses, and plant closure costs.

Industrial Materials sales decreased 2.5% in 2001. Same location sales were down 9.9%, and were partially offset by acquisitions. EBIT decreased $18.1 million, or 24.5%, primarily as a result of reduced sales volumes and lower plant utilization. During 2000, Industrial Materials sales increased 8.6%, with same location growth of 2.5%. Acquisitions accounted for the balance of the sales growth. EBIT improved 4.4% in 2000, however, EBIT margins were down reflecting higher raw materials costs, primarily for steel rod and flat rolled steel used to make wire and welded steel tubing, and production inefficiencies.

Specialized Products sales increased 13.3% during 2001 due to acquisitions, partially offset by a 3.2% decline in same location sales. EBIT decreased $4 million, or 8.6%, due primarily to slowing production and reduced demand in automotive markets and the machinery group, along with changing product mix. In 2000, Specialized Products sales increased 32.2% due to acquisitions. Same location sales declined .3%. EBIT increased 36.1%, reflecting acquisitions, increased sales of specialized machinery with higher margins, and improved efficiencies.

SEASONALITY

The percent of consolidated net sales by quarter, excluding the impact of acquisitions, is as follows for the last three years:

	2001	2000	1999
First Quarter	**24.9%**	24.7%	23.9%
Second Quarter	**24.9**	25.4	25.6
Third Quarter	**26.4**	26.1	25.7
Fourth Quarter	**23.8**	23.8	24.8
Year	**100.0%**	100.0%	100.0%

The Company does not experience significant seasonality, however, as indicated in the preceding table, quarter-to-quarter sales can vary in proportion to the total year by up to 3%. The timing of acquisitions and economic factors in any year can distort the underlying seasonality in certain of the Company's businesses. In 2001 and 2000, the economic slowdown impacted the Company's various businesses and "normal" seasonality was likely distorted somewhat in these years. Nevertheless, for the Company's businesses in total, the second and third quarters have proportionately greater sales, while the first and fourth quarters are generally lower. This small seasonality has become somewhat more pronounced, with the third quarter higher and the fourth quarter showing lower proportionate sales due to the growth of the store fixtures business of Commercial Furnishings.

Residential Furnishings and Commercial Furnishings typically have their strongest sales in the second and third quarters. Commercial Furnishings particularly has heavy third quarter sales of its store fixtures products, with the first and fourth quarters generally lower. Aluminum Products sales are proportionately greater in the first two calendar quarters due to gas barbecue grill castings. Industrial Materials sales peak in the third and fourth quarters from wire products used for baling cotton. Specialized Products has relatively little quarter-to-quarter variation in sales, although the automotive business is somewhat heavier in the first two quarters of the year, and somewhat lower in the third quarter, due to model changeovers and plant shutdowns in the automobile industry during the summer.

MAJOR ACCOUNTING POLICIES, ESTIMATES AND OTHER FACTORS INFLUENCING FINANCIAL REPORTING

As more fully disclosed in Note A of the Notes to Consolidated Financial Statements, the Company has adopted numerous accounting policies from among acceptable alternatives, and management must make many critical estimates or assumptions when preparing financial statements. The most critical estimates and assumptions impacting the ongoing operations are as follows: credit losses; costs related to worker's compensation, automobile, product and general liability, property and medical programs; and inventory losses from obsolescence. With respect to credit losses, the Company's customers are diverse, but many are small-to-medium size companies and some are highly leveraged. Bankruptcy can occur with some of these customers relatively quickly and with little warning, particularly in the current difficult economic environment, adding to the difficulty in estimating credit losses. Worker's compensation and other program costs may require a long period after the actual loss occurred before the exact amount of the cost is known. Estimates of these costs over that period, which in some cases is several years, will vary from the final amount. The Company carries insurance for individual losses that exceed a certain amount specified for each program. Changing customer specifications, technology, customer bankruptcy and other factors result in inventory losses that are difficult to estimate precisely. At any financial statement date, the impact of these factors on inventory value may not be completely known. The Company's accounting estimates of these costs and losses are based on available actuarial estimates, prior experience and close monitoring of each loss exposure.

The most significant estimates, other than for ongoing operations, are for exposure to unusual litigation and claims and for the impact of plant restructurings and closings. Accounting periods are impacted by these losses when specific facts are known which affect the loss estimate. The Company has not recorded any significant losses for litigation and claims for 2001 – 1999, and management is not aware of any significant unrecorded exposures. The Company records restructuring or plant closing losses generally when specific implementation actions have been approved. No significant income is reflected in the 2001 – 1999 financial statements for the reversal of restructuring or plant closing losses accrued in a prior period.

Other factors influencing the integrity of financial reporting have been widely discussed in recent months in the financial press. Management does not believe that the Company's financial statements are materially impacted by such factors.

For example, only approximately 2% of the Company's sales are recorded in the consolidated financial statements based on other than product shipment. The majority of the sales recorded for unshipped items are based on the "percentage of completion" method due to the project nature of the item.

As discussed in Note F of the Notes to Consolidated Financial Statements, the Company has a synthetic lease agreement. The synthetic lease involved a $35.1 million "sale and leaseback" of aircraft and machinery, and no gain was recorded on the sale of the assets to the lessor. This synthetic lease arrangement provides access to the lessor's lower borrowing costs. Had the Company not entered into the synthetic lease, an additional $35.1 million of equipment (+3.7% of consolidated net property, plant and equipment) and debt (+3.6% of consolidated long-term debt) would have been included on the Company's balance sheet.

The Company uses few derivatives, except for the interest rate swaps discussed in Note E of the Notes to Consolidated Financial Statements. As required by FASB Statement No. 133, the interest rate swaps, and related debt, are recorded at market value in the balance sheet.

NEW FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENTS

The Financial Accounting Standards Board (FASB) issued Statement No. 142, "Goodwill and Other Intangible Assets" in 2001. Statement No. 142 requires, among other things, that goodwill no longer be amortized to earnings, but instead be tested periodically for impairment. The amortization of goodwill ceases upon adoption of Statement No. 142 on January 1, 2002. The goodwill amortization change will contribute ten cents per share to 2002 annual earnings. During 2002, the Company will undertake the computation of the implied fair value of goodwill for its reporting units to test if such implied fair value is less than the carrying value of goodwill, and to identify potential goodwill impairment. The Company cannot estimate at this time the results of the Statement No. 142 goodwill impairment test.

During August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal by sale of long-lived assets. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. This Statement may impact the accounting and reporting for any future restructuring or closing of facilities, but such impact cannot be estimated.

FORWARD-LOOKING STATEMENTS

This report and other public reports or statements made from time to time by the Company or its management may contain "forward-looking" statements concerning possible *future* events, objectives, strategies, trends or results. Such statements are identified either by the context in which they appear or by use of words such as "anticipate," "believe," "estimate," "expect," or the like.

Readers are cautioned that any forward-looking statement reflects only the *beliefs* of the Company or its management *at the time the statement is made.* In addition, readers should keep in mind that, because all forward-looking statements deal with the future, they are subject to risks, uncertainties and developments which might cause actual events or results to differ materially from those envisioned or reflected in any forward-looking statement. Moreover, the Company does not have and does not undertake any duty to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement was made. For all of these reasons, forward-looking statements should not be relied upon as a prediction of actual future events, objectives, strategies, trends or results.

It is not possible to anticipate and list all of the risks, uncertainties and developments which may affect the future operations or performance of the Company, or which otherwise may cause actual events or results to differ from forward-looking statements. However, some of these risks and uncertainties include the following: the Company's ability to improve operations and realize cost savings, future growth of acquired companies, competitive and general economic and market conditions and risks, such as the rate of economic growth in the United States, inflation, government regulation, interest rates, taxation, and the like; risks and uncertainties which could affect industries or markets in which the Company participates, such as growth rates and opportunities in those industries, or changes in demand for certain products, etc.; and factors which could impact costs, including but not limited to the availability and pricing of raw materials, the availability of labor and wage rates, and fuel and energy costs.

Report of Independent Accountants

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LEGGETT & PLATT, INCORPORATED:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Leggett & Platt, Incorporated and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

St. Louis, Missouri
January 30, 2002

Consolidated Statements of Earnings

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Dollar amounts in millions, except per share data)

Year ended December 31	2001	2000	1999
Net sales	$4,113.8	$4,276.3	$3,779.0
Cost of goods sold	3,121.8	3,188.5	2,758.7
Gross profit	992.0	1,087.8	1,020.3
Shipping and handling expenses	175.1	175.5	150.7
Selling and administrative expenses	415.2	391.6	340.5
Amortization of excess cost of purchased companies and other intangibles	39.9	34.1	28.8
Other deductions (income), net	10.6	5.8	(2.2)
Earnings before interest and income taxes	351.2	480.8	502.5
Interest expense	58.8	66.3	43.0
Interest income	4.9	4.1	3.1
Earnings before income taxes	297.3	418.6	462.6
Income taxes	109.7	154.5	172.1
Net earnings	$ 187.6	$ 264.1	$ 290.5
Earnings per share			
Basic	$ .94	$ 1.33	$ 1.46
Diluted	$ .94	$ 1.32	$ 1.45

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Dollar amounts in millions, except per share data)

December 31	2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents	$ 187.2	$ 37.3
Accounts and notes receivable, less allowance of $29.4 in 2001 and $16.3 in 2000	562.5	634.2
Inventories		
Finished goods	308.6	336.8
Work in process	74.7	89.2
Raw materials and supplies	224.1	255.5
LIFO reserve	(6.1)	(9.7)
Total inventories	601.3	671.8
Other current assets	70.9	62.0
Total current assets	1,421.9	1,405.3
Property, Plant and Equipment – at cost		
Machinery and equipment	1,195.0	1,176.7
Buildings and other	608.5	584.4
Land	62.0	61.7
Total property, plant and equipment	1,865.5	1,822.8
Less accumulated depreciation	903.6	804.4
Net property, plant and equipment	961.9	1,018.4
Other Assets		
Excess cost of purchased companies over net assets acquired, less accumulated amortization of $111.7 in 2001 and $88.8 in 2000	879.0	846.0
Other intangibles, less accumulated amortization of $41.0 in 2001 and $38.1 in 2000	43.8	49.3
Sundry	106.3	54.2
Total other assets	1,029.1	949.5
TOTAL ASSETS	$3,412.9	$3,373.2

The accompanying notes are an integral part of these financial statements.

	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 162.4	$ 179.4
Accrued expenses	197.8	201.5
Other current liabilities	96.8	95.7
Total current liabilities	457.0	476.6
Long-Term Debt	977.6	988.4
Other Liabilities	47.0	42.5
Deferred Income Taxes	64.7	71.9
Shareholders' Equity		
Capital stock		
Preferred stock – authorized, 100,000,000 shares; none issued		
Common stock – authorized, 600,000,000 shares of $.01 par value; issued 198,797,750 and 198,777,750 shares in 2001 and 2000, respectively	2.0	2.0
Additional contributed capital	419.3	423.5
Retained earnings	1,552.7	1,460.0
Accumulated other comprehensive income	(55.8)	(45.4)
Less treasury stock – at cost (2,499,597 and 2,680,551 shares in 2001 and 2000, respectively)	(51.6)	(46.3)
Total shareholders' equity	1,866.6	1,793.8
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,412.9	$3,373.2

Consolidated Statements of Cash Flows

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Dollar amounts in millions)

Year ended December 31	2001	2000	1999
Operating Activities			
Net earnings	$187.6	$264.1	$290.5
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation	156.7	139.2	120.5
Amortization	39.9	34.1	28.8
Deferred income tax expense (benefit)	(19.6)	13.1	(6.7)
Other	(11.7)	(1.8)	(4.3)
Other changes, excluding effects from purchases of companies			
(Increase) decrease in accounts receivable, net	84.6	(2.7)	5.0
(Increase) decrease in inventories	84.7	(8.7)	(74.0)
(Increase) decrease in other current assets	3.1	(1.7)	(4.7)
Increase in current liabilities	9.2	5.2	15.7
Net Cash Provided by Operating Activities	534.5	440.8	370.8
Investing Activities			
Additions to property, plant and equipment	(128.0)	(169.7)	(159.1)
Purchases of companies, net of cash acquired	(95.1)	(252.3)	(290.1)
Other	41.9	(15.2)	8.2
Net Cash Used for Investing Activities	(181.2)	(437.2)	(441.0)
Financing Activities			
Additions to debt	49.1	398.4	255.6
Payments on debt	(108.7)	(252.9)	(98.6)
Dividends paid	(92.5)	(78.6)	(69.1)
Issuances of common stock	11.9	4.7	4.0
Purchases of common stock	(63.2)	(53.9)	(81.5)
Other	—	(4.6)	(3.1)
Net Cash Provided by (Used for) Financing Activities	(203.4)	13.1	7.3
Increase (Decrease) in Cash and Cash Equivalents	149.9	16.7	(62.9)
Cash and Cash Equivalents – Beginning of Year	37.3	20.6	83.5
Cash and Cash Equivalents – End of Year	$187.2	$ 37.3	$ 20.6
Supplemental Information			
Interest paid	$ 65.4	$ 59.5	$ 42.6
Income taxes paid	125.5	136.8	170.5
Liabilities assumed of acquired companies	21.0	123.4	106.7
Common stock issued for acquired companies	1.2	5.3	26.9
Common stock issued for employee stock plans	34.6	30.6	29.6

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Dollar amounts in millions, except per share data)

Year ended December 31	2001	2000	1999
Common Stock			
Balance, beginning and end of period	$ 2.0	$ 2.0	$ 2.0
Additional Contributed Capital			
Balance, beginning of period	$ 423.5	$ 424.8	$ 396.1
Common stock issued	10.2	14.3	37.8
Treasury stock issued	(19.9)	(16.9)	(11.9)
Tax benefit related to stock options	5.5	1.3	2.8
Balance, end of period	$ 419.3	$ 423.5	$ 424.8
Retained Earnings			
Balance, beginning of period	$1,460.0	$1,278.1	$1,058.7
Net earnings for the year	187.6	264.1	290.5
Cash dividends declared (per share: 2001 – $.48; 2000 – $.42; 1999 – $.36)	(94.9)	(82.2)	(71.1)
Balance, end of period	$1,552.7	$1,460.0	$1,278.1
Treasury Stock			
Balance, beginning of period	$ (46.3)	$ (39.8)	$ (1.8)
Treasury stock purchased	(71.8)	(59.0)	(88.5)
Treasury stock issued	66.5	52.5	50.5
Balance, end of period	$ (51.6)	$ (46.3)	$ (39.8)
Accumulated Other Comprehensive Income			
Balance, beginning of period	$ (45.4)	$ (18.9)	$ (18.2)
Foreign currency translation adjustment	(10.4)	(26.5)	(.7)
Balance, end of period	$ (55.8)	$ (45.4)	$ (18.9)
Total Shareholders' Equity	$1,866.6	$1,793.8	$1,646.2
Comprehensive Income			
Net earnings	$ 187.6	$ 264.1	$ 290.5
Foreign currency translation adjustment (net of income tax expense (benefit): 2001 – $.3; 2000 – ($3.3); 1999 – ($.8))	(10.4)	(26.5)	(.7)
Total Comprehensive Income	$ 177.2	$ 237.6	$ 289.8

The accompanying notes are an integral part of these financial statements.

(Dollar amounts in millions, except per share data)
December 31, 2001, 2000 and 1999

(A) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Leggett & Platt, Incorporated (Leggett & Platt) and its majority-owned subsidiaries (the Company). All intercompany transactions and accounts have been eliminated in consolidation.

CASH EQUIVALENTS: Cash equivalents include cash in excess of daily requirements which is invested in various financial instruments with original maturities of three months or less.

SALES RECOGNITION: The Company primarily recognizes sales upon the shipment of its products. Exceptions to this policy are not significant and conform to industry practices.

INVENTORIES: All inventories are stated at the lower of cost or market. Cost includes materials, labor and production overhead. Cost is determined by the last-in, first-out (LIFO) method for approximately 50% of the inventories at December 31, 2001 and 2000. The first-in, first-out (FIFO) method is principally used for the remainder. The FIFO cost of inventories at December 31, 2001 and 2000 approximated replacement cost.

DEPRECIATION, AMORTIZATION AND ASSET IMPAIRMENT: Property, plant and equipment are depreciated by the straight-line method. The rates of depreciation range from 7% to 25% for machinery and equipment, 3% to 7% for buildings and 12% to 33% for other items. Accelerated methods are used for tax purposes. The excess cost of purchased companies over net assets acquired prior to July 1, 2001 is amortized by the straight-line method over forty years. Other intangibles are amortized by the straight-line method over their estimated lives. The rates of amortization range from 2.5% to 33%. In accordance with FASB Statement No. 121, long-lived assets, including intangibles, are evaluated for probable recovery of their carrying amount. Appropriate adjustment, using current market values, estimates of discounted future cash flows and other methods, is made when recovery of the carrying amount is not reasonably assured.

CONCENTRATION OF CREDIT RISKS, EXPOSURES AND FINANCIAL INSTRUMENTS: The Company engages in manufacturing, marketing, and distributing engineered products for markets served by the Company as described in Note J. The Company's operations are principally in the United States, although the Company also has manufacturing subsidiaries in Canada, Europe, Mexico, China, Brazil and Australia and marketing and distribution operations in other areas.

The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral from its customers, some of which are highly leveraged. The Company maintains allowances for potential credit losses and such losses have generally been within management's expectations.

From time to time, the Company will enter into forward exchange contracts to hedge transactions in foreign currencies and interest rate swaps related to fixed rate debt. The amounts outstanding under the forward contracts are not significant to the Company. The Company has minimal continuing exposures to foreign currency transactions and interest rate fluctuations.

The carrying value of cash and short-term financial instruments approximates fair value due to the short maturity of those instruments. The fair value of long-term debt is not significantly different than its carrying value.

OTHER RISKS: The Company obtains insurance for workers' compensation, automobile, product and general liability, property loss and medical claims. However, the Company has elected to retain a significant portion of expected losses through the use of deductibles. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred.

These estimates utilize the Company's prior experience and actuarial assumptions that are provided by the Company's insurance carriers.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INCOME TAXES: The Company provides for taxes on undistributed earnings of foreign subsidiaries where appropriate. The tax effect of most distributions would be significantly offset by available foreign tax credits.

FOREIGN CURRENCY TRANSLATION: The functional currency for most foreign operations is the local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for income and expense accounts using monthly average exchange rates. The cumulative effects of translating the functional currencies into the U.S. dollar are included in comprehensive income. Foreign entities whose functional currency is the U.S. dollar are not significant.

(B) ACQUISITIONS

During 2001, the Company acquired 10 businesses in transactions accounted for as purchases. Purchase acquisitions required the use of $95.1 in cash, net of cash acquired, and 61,026 shares of common stock valued at $1.2. These amounts include additional consideration of $13.7 paid for prior year acquisitions. The excess of the purchase price over the fair value of the net assets acquired increased goodwill by $64.3 of which $43.2 is expected to provide an income tax benefit. These acquired businesses manufacture and distribute products primarily to the commercial furnishings and industrial materials markets, as well as the other markets the Company serves.

The unaudited pro forma consolidated net sales for the years ended December 31, 2001 and 2000 as though the 2001 acquisitions had occurred on January 1 of each year presented were $4,204.9 and $4,476.8, respectively. The unaudited pro forma consolidated net earnings and earnings per share are not materially different from the amounts reflected in the accompanying financial statements. These pro forma amounts are not necessarily indicative of either results of operations that would have occurred had the purchases been made on January 1 of each year or of future results of the combined companies.

During 2000, the Company acquired 21 businesses in transactions accounted for as purchases. Purchase acquisitions required the use of $252.3 in cash, net of cash acquired, and 268,791 shares or share equivalents of common stock valued at $5.3. These amounts include additional consideration of $9.4 paid for prior year acquisitions. The excess of the purchase price over the fair value of the net assets acquired increased goodwill by $166.6 of which $127.0 is expected to provide an income tax benefit. These acquired businesses manufacture and distribute products primarily to the commercial furnishings and specialized products markets, as well as the other markets the Company serves.

During 1999, the Company acquired 29 businesses in transactions accounted for as purchases. Purchase acquisitions required the use of $290.1 in cash, net of cash acquired, and 1,227,500 shares of common stock valued at $25.8. Options to purchase an additional 39,568 shares of common stock valued at $1.1 were also extended by the Company in substitution for previously existing options. These amounts include additional consideration of $19.3 paid for prior year acquisitions. The excess of the purchase price over the fair value of the net assets acquired increased goodwill by $233.4 of which $138.8 is expected to provide an income tax benefit. These acquired businesses manufacture and distribute products primarily to the commercial furnishings and residential furnishings markets, as well as the other markets the Company serves.

The results of operations of the above acquired companies have been included in the consolidated financial statements since the dates of acquisition.

The terms of certain of the Company's acquisition agreements provide for additional consideration to be paid if the acquired company's results of operations exceed certain targeted levels. Such additional consideration may be paid in cash or shares of the Company's common stock, and is recorded when earned as additional purchase price. The maximum amount of additional consideration remaining at December 31, 2001 is approximately $72 and will be payable, if earned, through 2005.

(C) EARNINGS PER SHARE

Basic and diluted earnings per share were calculated as follows:

	2001	2000	1999
Basic			
Weighted average shares outstanding, including shares issuable for little or no cash	**199,457,481**	198,986,619	198,492,506
Net earnings	**$187.6**	$264.1	$290.5
Earnings per share	**$ .94**	$ 1.33	$ 1.46
Diluted			
Weighted average shares outstanding, including shares issuable for little or no cash	**199,457,481**	198,986,619	198,492,506
Additional dilutive shares principally from the assumed exercise of outstanding stock options	**977,404**	1,401,516	2,445,498
	200,434,885	200,388,135	200,938,004
Net earnings	**$187.6**	$264.1	$290.5
Earnings per share	**$ .94**	$ 1.32	$ 1.45

(D) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities at December 31 consist of the following:

	2001	2000
Accrued expenses		
Wages and commissions payable	**$ 46.7**	$ 52.0
Workers' compensation, medical, auto and product liability insurance	**43.7**	38.9
Income taxes	**11.5**	13.8
Sales promotions	**24.3**	22.2
Other	**71.6**	74.6
	$197.8	$201.5
Other current liabilities		
Outstanding checks in excess of book balances	**$ 51.3**	$ 42.0
Current maturities of long-term debt	**5.8**	5.9
Dividends payable	**23.3**	21.3
Other	**16.4**	26.5
	$ 96.8	$ 95.7

(E) LONG-TERM DEBT

Long-term debt, weighted average interest rates and due dates at December 31 are as follows:

	2001	2000
Medium-term notes, average interest rates of 4.8% for 2001 and 6.8% for 2000, due dates through 2009	**$845.0**	$895.0
Market value adjustment related to medium-term notes' interest rate swaps	**38.1**	–
Industrial development bonds, principally variable interest rates of 2.4% and 5.1% for 2001 and 2000, respectively, due dates through 2030	**46.8**	47.3
Other, partially secured	**53.5**	52.0
	983.4	994.3
Less current maturities	**5.8**	5.9
	$977.6	$988.4

The Company had interest rate swap agreements on $364 of its fixed-rate medium-term notes at December 31, 2001 and 2000, respectively. These swap agreements, which convert fixed rate debt to variable rate debt, contain the same payment dates as the original issues, and are used by the Company to manage the fixed/variable interest rate mix of its debt portfolio. In accordance with FASB Statement No. 133, which became effective January 1, 2001, the market value of these swaps is shown as an adjustment of the corresponding debt's market value in the preceding table. Other assets include the corresponding market value of the interest rate swaps.

At December 31, 2001, the revolving credit agreements provided for a maximum line of credit of $342.5. For any revolving credit agreement, the Company may elect to pay interest based on 1) the bank's base lending rate, 2) LIBOR, 3) an adjusted certificate of deposit rate, or 4) the money market rate, as specified in the revolving credit agreements. Agreement amounts of $110.0 and $232.5 will terminate August 26, 2002 and July 31, 2004, respectively, at which time all outstanding balances will become due.

Medium-term notes and commercial paper that mature in the current year are classified as long-term debt since the Company intends to refinance them on a long-term basis either through continued issuance or unused credit available under the revolving credit agreements.

The revolving credit agreements and certain other long-term debt contain restrictive covenants which, among other restrictions, limit the amount of additional debt and require net earnings to meet or exceed specified levels of funded debt.

Maturities of long-term debt for each of the five years following 2001 are:

Year ended December 31	
2002	$ 5.8
2003	124.8
2004	196.3
2005	377.8
2006	75.5

(F) LEASE OBLIGATIONS

The Company conducts certain operations in leased premises and also leases most of its automotive and trucking equipment and some other assets. Terms of the leases, including purchase options, renewals and maintenance costs, vary by lease.

Total rental expense entering into the determination of results of operations was $47.3, $42.8 and $36.4 for the years ended December 31, 2001, 2000 and 1999, respectively.

Future minimum rental commitments for all long-term noncancelable operating leases are as follows:

Year ended December 31	
2002	$ 35.0
2003	26.1
2004	20.3
2005	14.1
2006	6.4
Later years	7.8
	$109.7

The above lease obligations expire at various dates through 2010. Certain leases contain renewal and/or purchase options. Aggregate rental commitments above include renewal amounts where it is the intention of the Company to renew the lease.

During the last half of 2001, the Company entered into synthetic lease arrangements where it sold $35.1 million of aircraft and machinery (equipment) to a third party and leased the equipment back under a four-year operating lease. There are annual renewal options up to three years. If the Company does not exercise its purchase option at the end of the lease, it must pay the lessor a maximum amount of $18.8, which amount will be reduced by the net sales proceeds of the equipment to a third party. The Company does not believe that it will have any payment obligations at the end of the lease because either the Company will exercise the purchase option, or the net proceeds from sale of the equipment will exceed the maximum amount payable to the lessor.

(G) CAPITAL STOCK

STOCK ACTIVITY

Activity in the Company's stock accounts for each of the three years ended December 31 is as follows:

	Common Stock	Treasury Stock
Balance, January 1, 1999	197,766,091	(82,580)
Shares issued	961,659	2,342,411
Treasury stock purchased	–	(4,107,287)
Balance, December 31, 1999	198,727,750	(1,847,456)
Shares issued	50,000	2,722,437
Treasury stock purchased	–	(3,555,532)
Balance, December 31, 2000	198,777,750	(2,680,551)
Shares issued	20,000	3,607,684
Treasury stock purchased	–	(3,426,730)
Balance, December 31, 2001	**198,797,750**	**(2,499,597)**

The Company issues shares for employee stock plans and acquisitions. The Company purchases its common stock to meet the requirements of the employee stock purchase and incentive plans, to replace shares issued in purchase acquisitions and to satisfy contractual obligations. The Company will also receive shares in stock option exercises.

STOCK OPTIONS

At December 31, 2001, the Company had 16,707,668 common shares authorized for issuance under stock option plans. Generally, options become exercisable in varying installments, beginning 6 to 18 months after the date of grant, have a maximum term of 5-10 years, and are issued with exercise prices at market. However, the Company grants below market options under a deferred compensation program. This program allows senior managers to receive stock options in lieu of cash salary and bonuses. These options include a discount feature which does not exceed 15% and have a term of fifteen years. A summary of the Company's stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is as follows:

	Shares	Weighted Average Exercise Price per Share
Outstanding at January 1, 1999	7,704,185	$ 9.34
Granted	4,998,591	16.33
Exercised	(1,279,755)	6.29
Forfeited	(104,340)	19.99
Outstanding at December 31, 1999	11,318,681	12.67
Granted	1,196,574	8.13
Exercised	(947,773)	8.78
Forfeited	(302,173)	17.77
Outstanding at December 31, 2000	11,265,309	12.38
Granted	2,010,031	15.22
Exercised	(2,622,995)	9.93
Forfeited	(732,591)	14.15
Outstanding at December 31, 2001	**9,919,754**	**$13.48**
Options exercisable at		
December 31, 2001	**5,604,070**	**$12.84**
December 31, 2000	6,999,358	10.50
December 31, 1999	5,605,669	8.43

The following table summarizes information about stock options outstanding at December 31, 2001:

Options Outstanding

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life In Years	Weighted-Average Exercise Price
$ .01 – $ 5.00	3,385,454	11.3	$ 2.13
5.01 – 12.00	–	–	–
12.01 – 18.00	2,049,695	8.1	16.88
18.01 – 26.00	4,484,605	6.7	20.49
$ .01 – 26.00	9,919,754	8.5	$ 13.48

Options Exercisable

Range of Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
$ .01 – $ 5.00	2,182,052	$ 1.63
5.01 – 12.00	–	–
12.01 – 18.00	376,198	14.20
18.01 – 26.00	3,045,820	20.70
$ .01 – 26.00	5,604,070	$ 12.84

The Company applies the intrinsic value based method of accounting prescribed by APB Opinion No. 25 and related interpretations in accounting for stock-based compensation plans. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Compensation cost charged against income related to the Company's stock option grants for each of the years ending December 31, 2001, 2000 and 1999 was $9.4, $11.2 and $11.5, respectively. Compensation cost includes amounts for options granted under the deferred compensation plan for senior managers, which allows the manager to elect stock options in lieu of salary and bonuses.

The Company's pro forma net income and pro forma earnings per share, with related assumptions, are disclosed in the following table. This information is presented as if compensation cost for the Company's stock-based compensation plans had been determined based on the estimated fair value of the options at the grant dates, consistent with the method prescribed by FASB Statement No. 123. Also disclosed are the weighted-average fair value and exercise price of options granted during the last three years.

	2001	2000	1999
Pro forma net earnings	**$179.6**	$257.0	$285.2
Pro forma earnings per share			
Basic	**.90**	1.29	1.44
Diluted	**.90**	1.28	1.42
Weighted-average fair value of options:			
Granted at market price	**6.28**	6.19	4.59
Granted below market price	**16.09**	11.82	17.67
Weighted-average exercise price of options:			
Granted at market price	**17.75**	17.56	20.09
Granted below market price	**4.22**	3.22	2.50
Principal assumptions			
Risk-free interest rate	**5.0%**	5.4%	5.2%
Expected life in years	**7.0**	6.6	4.8
Expected volatility	**31.4%**	28.4%	23.0%
Expected dividend yield	**1.8%**	1.7%	1.5%

The Company also has authorized shares for issuance in connection with certain employee stock benefit plans discussed in Note H.

PAR VALUE AMENDMENT

In 1993, the Company's shareholders approved an amendment to the Company's Restated Articles of Incorporation reducing the par value of Common Stock to $.01 from $1. The amendment provided that the stated capital of the Company would not be affected as of the date of the amendment. Accordingly, stated capital of the Company exceeds the amount reported as common stock in the financial statements by approximately $39.

SHAREHOLDER PROTECTION RIGHTS PLAN

In 1989, the Company declared a dividend distribution of one preferred stock purchase right (a Right) for each share of common stock. The Rights were attached to and traded with the Company's common stock. The Rights became exercisable only under certain circumstances involving actual or potential acquisitions of the Company's common stock. The Rights expired in February 1999. The Company simultaneously issued substantially identical rights, which remain in existence until February 2009, unless they are exercised, exchanged or redeemed at an earlier date. Depending upon the circumstances, if these Rights become exercisable, the holder may be entitled to purchase shares of Series A junior preferred stock of the Company, shares of the Company's common stock or shares of common stock of the acquiring entity.

(H) EMPLOYEE BENEFIT PLANS

The following table provides information at December 31 as to the Company's sponsored domestic defined benefit pension plans. The Company's foreign defined benefit pension plans are not significant individually or in the aggregate.

	2001	2000	1999
Change in Benefit Obligation			
Benefit obligation, beginning of period	$110.3	$102.1	$100.1
Service cost	3.1	3.3	3.2
Interest cost	6.4	5.9	5.3
Plan participants' contributions	5.0	4.8	4.3
Actuarial gains	–	(6.6)	(4.9)
Benefits paid	(6.7)	(6.6)	(5.9)
Acquisitions and transfers	–	7.4	–
Benefit obligation, end of period	118.1	110.3	102.1
Change in Plan Assets			
Fair value of plan assets, beginning of period	181.0	154.6	132.1
Actual return on plan assets	(21.5)	23.8	24.1
Employer contributions	.4	–	–
Plan participants' contributions	5.0	4.8	4.3
Benefits paid	(6.7)	(6.6)	(5.9)
Acquisitions and transfers	–	4.4	–
Fair value of plan assets, end of period	158.2	181.0	154.6
Plan Assets in Excess of Benefit Obligations	40.1	70.7	52.5
Unrecognized net actuarial gains	(2.3)	(40.2)	(24.3)
Unrecognized net transition asset	–	(.3)	(.7)
Unrecognized prior service cost	(.2)	(.2)	(.2)
Prepaid pension cost	$ 37.6	$ 30.0	$ 27.3
Components of Net Pension Income			
Service cost	$ (3.1)	$ (3.3)	$ (3.2)
Interest cost	(6.4)	(5.8)	(5.3)
Expected return on plan assets	14.5	12.2	10.3
Amortization of net transition asset	.3	.3	.4
Recognized net actuarial gain	1.9	.9	–
Net pension income	$ 7.2	$ 4.3	$ 2.2
Weighted Average Assumptions			
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	4.40%	4.50%	4.40%

Plan assets are invested in a diversified portfolio of equity, debt and government securities, including 1,176,000 shares of the Company's common stock at December 31, 2001.

Contributions to union sponsored, defined benefit, multiemployer pension plans were $.7, $.8, and $.7 in 2001, 2000 and 1999, respectively. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. As of 2001, the actuarially computed values of vested benefits for these plans were primarily equal to or less than the net assets of the plans. Therefore, the Company would have no material withdrawal liability. However, the Company has no present intention of withdrawing from any of these plans, nor has the Company been informed that there is any intention to terminate such plans.

Net pension (income) expense, including Company sponsored defined benefit plans, multiemployer plans and other plans, was $(.8), $2.2 and $4.3 in 2001, 2000 and 1999, respectively.

The Company has a contributory stock purchase/stock bonus plan (SPSB Plan), a nonqualified executive stock purchase program (ESPP) and an employees' discount stock plan (DSP). The SPSB Plan provides Company pre-tax contributions of 50% of the amount of employee contributions. The ESPP provides cash payments of 50% of the employees' contributions, along with an additional payment to assist employees in paying taxes on the cash payments. To the extent possible, contributions to the ESPP are invested in the Company's common stock through the DSP. In addition, the Company matches its contributions when certain profitability levels, as defined in the SPSB Plan and the ESPP, have been attained. The Company's total contributions to the SPSB Plan and the ESPP were $8.3, $9.7 and $8.5 for 2001, 2000 and 1999, respectively. Beginning January 1, 2002, the SPSB Plan was converted to an Employee Stock Ownership Plan (ESOP) and the ESPP was replaced by an Employee Stock Unit Program (ESUP). These changes will have no significant effect on the Company's total cost of the plans.

Under the DSP, eligible employees may purchase a maximum of 19,000,000 shares of Company common stock. The purchase price per share is 85% of the closing market price on the last business day of each month. Shares purchased under the DSP were 1,052,938 in 2001, 1,287,437 in 2000 and 1,026,479 in 1999. Purchase prices ranged from $13 to $24 per share. Since inception of the DSP in 1982, a total of 16,467,597 shares have been purchased by employees.

(I) INCOME TAXES

The components of earnings before income taxes are as follows:

Year ended December 31	2001	2000	1999
Domestic	**$261.0**	$342.3	$397.2
Foreign	**36.3**	76.3	65.4
	$297.3	$418.6	$462.6

Income tax expense is comprised of the following components:

Year ended December 31	2001	2000	1999
Current			
Federal	**$100.9**	$106.7	$141.1
State and local	**8.8**	5.6	11.8
Foreign	**19.6**	29.1	25.9
	129.3	141.4	178.8
Deferred			
Federal	**(9.6)**	12.0	(5.1)
State and local	**(1.4)**	6.3	3.3
Foreign	**(8.6)**	(5.2)	(4.9)
	(19.6)	13.1	(6.7)
	$109.7	$154.5	$172.1

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The major temporary differences that give rise to deferred tax assets or liabilities are as follows:

December 31	2001	2000
Property, plant and equipment	**$(72.2)**	$(74.4)
Accrued expenses	**63.0**	54.3
Prepaid pension cost	**(15.4)**	(12.4)
Intangible assets	**(13.9)**	(9.5)
Other, net	**(1.2)**	(16.7)
	$(39.7)	$(58.7)

Deferred tax assets and liabilities included in the consolidated balance sheets are as follows:

December 31	2001	2000
Other current assets	**$ 25.0**	$ 13.2
Deferred income taxes	**(64.7)**	(71.9)
	$(39.7)	$(58.7)

Income tax expense, as a percentage of earnings before income taxes, differs from the statutory federal income tax rate as follows:

Year ended December 31	2001	2000	1999
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Effect of nondeductible goodwill amortization on federal statutory rate	**1.3**	1.1	.9
Increases in rate resulting primarily from state and other jurisdictions	**.6**	.8	1.3
Effective tax rate	**36.9%**	36.9%	37.2%

(J) SEGMENT INFORMATION

Reportable segments are primarily based upon the Company's management organizational structure. This structure is generally focused on broad end-user markets for the Company's diversified products. Residential Furnishings derives its revenues from components for bedding, furniture and other furnishings, as well as related consumer products. Commercial Furnishings derives its revenues from retail store fixtures, displays, storage, material handling systems, components for office and institutional furnishings, and plastic components. The Aluminum Products revenues are derived from die castings, custom tooling, secondary machining and coating, and smelting of aluminum ingot. Industrial Materials derives its revenues from drawn steel wire, specialty wire products and welded steel tubing sold to trade customers as well as other Leggett segments. Specialized Products is a combination of non-reportable segments which derive their revenues from machinery, manufacturing equipment, automotive seating suspensions, control cable systems and lumbar supports for automotive, office and residential applications.

The accounting principles used in the preparation of the segment information are the same as used for the consolidated financial statements, except that the segment assets and income reflect the FIFO basis of accounting for inventory. Certain inventories are accounted for using the LIFO basis in the consolidated financial statements. The Company evaluates performance based on earnings from operations before interest and income taxes (EBIT). Intersegment sales are made primarily at prices that approximate market-based selling prices. Centrally incurred costs are allocated to the segments based on estimates of services used by the segment. Certain general and administrative costs of the Company are allocated to the segments based on sales. Asset information for the segments includes only inventory, trade receivables, net property, plant and equipment and unamortized purchased intangibles. These segment assets are reflected in the segment information at their estimated average for the year. Long-lived assets as disclosed include property, plant and equipment, goodwill and other intangibles, and long-term assets. Centrally incurred costs and allocated general and administrative costs include depreciation and other costs related to assets that are not allocated or otherwise included in the segment assets.

Summarized financial information concerning the Company's reportable segments is shown in the following tables. Segment amounts for prior years have been restated to conform to the 2001 presentation:

Year ended December 31	External Sales	Inter-Segment Sales	Total Sales	EBIT
2001				
Residential Furnishings	$2,042.6	$ 11.7	$2,054.3	$176.5
Commercial Furnishings	940.7	3.9	944.6	53.1
Aluminum Products	444.4	15.2	459.6	25.4
Industrial Materials	318.9	208.5	527.4	55.8
Specialized Products	367.2	53.6	420.8	42.4
Intersegment eliminations				(5.5)
Adjustment to LIFO method				3.5
	$4,113.8	$292.9	$4,406.7	$351.2

Year ended December 31	External Sales	Inter-Segment Sales	Total Sales	EBIT
2000				
Residential Furnishings	$2,126.0	$ 9.7	$2,135.7	$224.0
Commercial Furnishings	974.5	4.0	978.5	109.2
Aluminum Products	529.0	16.5	545.5	36.5
Industrial Materials	326.9	214.0	540.9	73.9
Specialized Products	319.9	51.4	371.3	46.4
Intersegment eliminations				(5.0)
Adjustment to LIFO method				(4.2)
	$4,276.3	$295.6	$4,571.9	$480.8
1999				
Residential Furnishings	$1,946.6	$ 9.5	$1,956.1	$219.7
Commercial Furnishings	770.7	1.7	772.4	126.2
Aluminum Products	532.8	15.6	548.4	52.6
Industrial Materials	290.0	208.2	498.2	70.8
Specialized Products	238.9	41.9	280.8	34.1
Intersegment eliminations				(2.6)
Adjustment to LIFO method				1.7
	$3,779.0	$276.9	$4,055.9	$502.5

Year ended December 31	Assets	Additions to Property, Plant and Equipment	Acquired Companies' Long-Lived Assets	Depreciation and Amortization
2001				
Residential Furnishings	$1,221.5	$ 72.4	$ 11.9	$ 80.6
Commercial Furnishings	944.2	15.3	53.8	49.7
Aluminum Products	437.4	10.6	3.3	24.8
Industrial Materials	260.2	6.1	5.2	15.9
Specialized Products	352.8	12.5	7.1	17.3
Unallocated assets	336.1	11.1	–	8.3
Adjustment to year-end vs. average assets	(139.3)			
	$3,412.9	$128.0	$ 81.3	$196.6
2000				
Residential Furnishings	$1,223.2	$ 73.3	$ 34.4	$ 67.0
Commercial Furnishings	892.4	30.9	108.8	41.7
Aluminum Products	478.7	29.2	4.1	24.2
Industrial Materials	269.0	9.4	27.1	14.7
Specialized Products	336.4	12.4	78.8	15.8
Unallocated assets	242.6	14.5	–	9.9
Adjustment to year-end vs. average assets	(69.1)			
	$3,373.2	$169.7	$253.2	$173.3

Year ended December 31	Assets	Additions to Property, Plant and Equipment	Acquired Companies' Long-Lived Assets	Depreciation and Amortization
1999				
Residential Furnishings	$1,173.4	$ 60.7	$128.3	$ 61.7
Commercial Furnishings	717.5	21.5	163.2	28.3
Aluminum Products	441.1	30.5	–	22.2
Industrial Materials	208.7	17.9	5.3	14.0
Specialized Products	216.8	15.0	16.2	12.4
Unallocated assets	204.0	13.5	–	10.7
Adjustment to year-end vs. average assets	16.0			
	$2,977.5	$159.1	$313.0	$149.3

Revenues from external customers, by product line, are as follows:

Year ended December 31	2001	2000	1999
Residential Furnishings			
Bedding components	**$ 776.2**	$ 802.0	$ 732.0
Residential furniture components	**674.9**	701.7	608.3
Finished & consumer products	**515.6**	542.8	528.3
Other residential furnishings products	**75.9**	79.5	78.0
	2,042.6	2,126.0	1,946.6
Commercial Furnishings			
Store displays, fixtures & storage products	**707.1**	706.1	519.4
Office furnishings & plastic components	**233.6**	268.4	251.3
	940.7	974.5	770.7
Aluminum Products			
Die cast products	**369.7**	446.3	457.7
Smelter, tool & die operations	**74.7**	82.7	75.1
	444.4	529.0	532.8
Industrial Materials			
Wire, wire products & steel tubing	**318.9**	326.9	290.0
Specialized Products			
Automotive products & specialized machinery	**367.2**	319.9	238.9
	$4,113.8	$ 4,276.3	$3,779.0

The Company's operations outside of the United States are principally in Canada, Europe and Mexico. The geographic information that follows regarding sales is based on the area of manufacture.

Year ended December 31	2001	2000	1999
External sales			
United States	**$3,421.1**	$3,675.6	$3,345.8
Canada	**324.9**	317.4	237.8
Other foreign	**367.8**	283.3	195.4
	$4,113.8	$4,276.3	$3,779.0
Long-lived assets			
United States	**$1,591.5**	$1,593.3	$1,421.4
Canada	**159.8**	156.8	135.5
Other foreign	**239.7**	217.8	164.4
	$1,991.0	$1,967.9	$1,721.3

(K) CONTINGENCIES

The Company is involved in various legal proceedings including matters which involve claims against the Company under employment, intellectual property, environmental and other laws. When it appears probable in management's judgement that the Company will incur monetary damages or other costs in connection with claims and proceedings, and the costs can be reasonably estimated, appropriate liabilities are recorded in the financial statements and charges are made against earnings. No claim or proceeding has resulted in a material charge against earnings, nor are the total liabilities recorded material to the Company's financial position. While the results of any ultimate resolution cannot be predicted, management believes the possibility of a material adverse effect on the Company's consolidated financial position, results of operations and cash flows from claims and proceedings is remote.

(Unaudited)
(Dollar amounts in millions)

INTEREST RATE

The table below provides information about the Company's debt obligations sensitive to changes in interest rates. The Company has no other significant financial instruments sensitive to changes in interest rates. The Company has not typically in the past used derivative financial instruments to hedge its exposure to interest rate changes. However, during 2000, $350 of 7.65% fixed rate debt maturing in February 2005 and, in 1999, $14 of 6.90% fixed rate debt maturing in June 2004 were issued and converted to variable rate debt by use of interest rate swap agreements. These swap agreements, which contain the same payment dates as the original issues, are used primarily by the Company to manage the fixed/variable interest rate mix of its debt portfolio, and are included as variable rate debt in the table below. Substantially all of the debt shown in the table below is denominated in United States dollars (U.S. $). The fair value of fixed rate debt was greater than its carrying value by $13.8 at December 31, 2001, and was not significantly different from its carrying value at December 31, 2000. The fair value of the fixed rate debt was calculated using the U.S. Treasury Bond rate as of December 31, 2001 and 2000 for similar remaining maturities, plus an estimated "spread" over such Treasury securities representing the Company's interest costs under its medium-term note program. The fair value of variable rate debt is not significantly different from its recorded amount.

Long-term debt	Scheduled Maturity Date							
as of December 31,	2002	2003	2004	2005	2006	Thereafter	**2001**	2000
Principal fixed rate debt	$75.0*	$114.5	$100.0	$25.0	$75.0	$116.7	**$506.2**	$556.2
Average interest rate	7.18%	6.27%	6.98%	7.00%	7.12%	6.39%	**6.73%**	6.78%
Principal variable rate debt	3.4*	2.3	14.5	350.5	–	31.5	**402.2**	402.7
Average interest rate	1.91%	1.94%	2.88%	2.18%	–	1.81%	**2.17%**	6.67%
Miscellaneous debt**							**75.0**	35.4
Total debt							**983.4**	994.3
Less: current maturities*							**(5.8)**	(5.9)
Total long-term debt							**$977.6**	$988.4

** The 2002 scheduled maturity is not included in current maturities, as the Company intends to refinance this note on a long-term basis either through reissuance or unused credit available under its revolving credit agreements.*
*** Miscellaneous debt includes $38.1 million in market value adjustments of related debt from interest rate swap agreements.*

EXCHANGE RATE

The Company has not typically hedged foreign currency exposures related to transactions denominated in other than its functional currencies, although such transactions have not been material in the past. The Company may occasionally hedge firm commitments, other fixed expenses or amounts due in foreign currencies related to its acquisition program. The decision by management to hedge any such transactions is made on a case-by-case basis. The amount of forward contracts outstanding at December 31, 2001 was zero, and the highest amount during 2001 was approximately $8.3 (pay U.S. $/Receive Mexican Pesos).

The Company views its investment in foreign subsidiaries as a long-term commitment, and does not hedge any translation exposures. The investment in a foreign subsidiary may take the form of either permanent capital or notes. The Company's net investment in foreign subsidiaries subject to translation exposure at December 31 is as follows:

Functional Currency	**2001**	2000
Canadian Dollar	**$208.2**	$219.2
European Currencies	**172.2**	138.8
Mexican Peso	**51.2**	47.4
Other	**28.4**	23.3
	$460.0	$428.7

COMMODITY PRICE

The Company does not generally use derivative commodity instruments to hedge its exposures to changes in commodity prices. The principal commodity price exposure is aluminum, of which the Company had an estimated $46 and $50 (at cost) in inventory at December 31, 2001 and 2000, respectively. The Company has purchasing procedures and arrangements with customers to mitigate its exposure to aluminum price changes. No other commodity exposures are significant to the Company.

Quarterly Summary of Earnings

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Unaudited)
(Dollar amounts in millions, except per share data)

	First	Second	Third	Fourth	Total
Year ended December 31, 2001					
Net sales	**$1,053.3**	**$1,035.2**	**$1,056.8**	**$ 968.5**	**$4,113.8**
Gross profit	**251.1**	**251.5**	**257.8**	**231.6**	**992.0**
Earnings before income taxes	**72.9**	**80.7**	**87.6**	**56.1**	**297.3**
Net earnings	**46.0**	**50.9**	**55.3**	**35.4**	**187.6**
Earnings per share					
Basic	**$ .23**	**$ .26**	**$ .28**	**$ .18**	**$ .94**
Diluted	**$ .23**	**$ .25**	**$ .28**	**$ .18**	**$ .94**
Year ended December 31, 2000					
Net sales	$1,043.6	$1,095.6	$1,129.6	$1,007.5	$4,276.3
Gross profit	271.5	288.5	284.1	243.7	1,087.8
Earnings before income taxes	117.3	120.6	109.2	71.5	418.6
Net earnings	73.8	76.3	68.9	45.1	264.1
Earnings per share					
Basic	$ .37	$ .38	$ .35	$ .23	$ 1.33
Diluted	$ .37	$ .38	$ .34	$ .23	$ 1.32

Selected Financial Data

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Dollar amounts in millions, except per share data)

	2001	2000	1999	1998	1997
Summary of Operations					
Net sales	**$4,113.8**	$4,276.3	$3,779.0	$3,370.4	$2,909.2
Earnings from continuing operations	**187.6**	264.1	290.5	248.0	208.3
Earnings per share from continuing operations					
Basic	**.94**	1.33	1.46	1.25	1.09
Diluted	**.94**	1.32	1.45	1.24	1.08
Cash dividends declared per share	**.48**	.42	.36	.315	.27
Summary of Financial Position					
Total assets	**$3,412.9**	$3,373.2	$2,977.5	$2,535.3	$2,106.3
Long-term debt	**977.6**	988.4	787.4	574.1	466.2

Stock Market and Ownership Data

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

Leggett & Platt's common stock is listed on The New York Stock Exchange (symbol LEG), and is a component of the S&P 500 Index. The table below highlights quarterly and annual stock market information for the last two years.

	Price Range		Volume of	Dividend
	High	Low	Shares traded	Declared
2001				
Fourth Quarter	**$23.550**	**$19.000**	**26,303,000**	**$.12**
Third Quarter	**24.450**	**16.850**	**26,190,000**	**.12**
Second Quarter	**22.600**	**17.700**	**25,476,000**	**.12**
First Quarter	**21.250**	**17.563**	**28,560,000**	**.12**
For the Year	**$24.450**	**$16.850**	**106,529,000**	**$.48**
2000				
Fourth Quarter	$19.563	$14.625	25,214,000	$.11
Third Quarter	19.875	14.188	27,863,000	.11
Second Quarter	22.563	15.063	34,440,000	.10
First Quarter	21.813	15.250	34,425,000	.10
For the Year	$22.563	$14.188	121,942,000	$.42

Price and volume data reflect composite transactions; price range reflects intra-day prices. Source=Telemet.

SHAREHOLDER DISTRIBUTION

The Company estimates it has approximately 50,000 shareholders. This estimate includes 16,785 shareholders of record on February 11, 2002, and approximately 33,000 beneficial shareholders whose shares are being held in brokerage firm accounts in "street name." Institutional shareholders hold an estimated 55% of the Company's shares.

DIVIDEND RECORD

Cash dividends have been paid on the Company's common stock in each year since 1939. Dividends have increased for 30 consecutive years (1971-2001), to a current indicated annual rate of $.48 per share. Over the last 30 years, the quarterly dividend has increased at a compound annual rate of 15.3%, as depicted on the graph below.


30 Year Dividend Growth
dollars per share
.50
.45
.40
.35
.30
.25
.20
.15
.10
.05
.01
71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Directors

Raymond F. Bentele
Retired President and Chief Executive Officer of Mallinckrodt, Inc.
Director since 1995; age 65

Ralph W. Clark
Former Vice President of IBM Corporation
Director since 2000; age 61

Harry M. Cornell, Jr.
Chairman of the Board
Director since 1958; age 73

R. Ted Enloe, III
Managing General Partner, Balquita Partners, Ltd., personal investment consulting
Director since 1969; age 63

Richard T. Fisher
Managing Director, CIBC World Markets Corp., investment banking
Director since 1972; age 63

Bob L. Gaddy
Former Senior Vice President of the Company
Director since 1996; age 61

David S. Haffner
Executive Vice President and Chief Operating Officer of the Company
Director since 1995; age 49

Thomas A. Hays
Retired Deputy Chairman of The May Department Stores Company
Director since 1996; age 69

Robert A. Jefferies, Jr.
Senior Vice President of the Company
Director since 1991; age 60

Alexander M. Levine
Managing Director, Waterline Capital LLC, venture capital investing
Director since 1989; age 70

Duane W. Potter
Senior Vice President of the Company
Director since 1996; age 70

Maurice E. Purnell, Jr.
Partner, Locke, Liddell & Sapp LLP, attorneys at law
Director since 1988; age 62

Alice L. Walton
Former Chairman, Llama Company, investment banking
Director since 1998; age 52

Felix E. Wright
Vice Chairman of the Board, President and Chief Executive Officer of the Company
Director since 1977; age 66

Committees of the Board of Directors
Executive: Cornell, Purnell, Wright
Audit: Bentele, Clark, Fisher, Hays, Levine, Purnell, Walton
Compensation: Enloe, Fisher, Hays
Nominating: Hays, Purnell, Wright

Corporate Officers

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

Senior Corporate Executives

Harry M. Cornell, Jr.
Chairman of the Board

Felix E. Wright
Vice Chairman, President and Chief Executive Officer

David S. Haffner
Executive Vice President and Chief Operating Officer

Michael A. Glauber
Senior Vice President – Finance and Administration

Robert A. Jefferies, Jr.
Senior Vice President – Strategic Planning

Senior Operating Executives

Jack D. Crusa
Senior Vice President – Industrial Materials Segment

Karl G. Glassman
Senior Vice President – Residential Furnishings Segment

Robert G. Griffin
Senior Vice President – Commercial Fixtures and Display Group

Corporate Vice Presidents

Lance G. Beshore	*Government Relations*
Sheri L. Bradshaw	*Treasurer*
David M. DeSonier	*Investor Relations*
John A. Hale	*Human Resources*
Ernest C. Jett	*General Counsel and Secretary*
John G. Moore	*Legal*
William A. Niere	*Information Technology*
Kenneth W. Purser	*Tax*
Allan J. Ross	*Accounting*
Mark L. Smith	*Legal*
Robert A. Wagner	*Mergers and Acquisitions*
William S. Weil	*Controller*

Operating Vice Presidents

Terrell L. Bowen	*Consumer Products*
Joseph D. Downes, Jr.	*Steel Wire*
Matthew C. Flanigan	*Office and Plastic Components*
Paul R. Hauser	*Bedding Components*
Charles A. Kallil, Sr.	*Automotive Components*
Dennis S. Park	*Furniture Hardware Components*
Duane W. Potter	*Foam Products*
Jay W. Sanders	*Bedding Components Marketing*
Michael S. Walters	*Furniture Components*
Ralph H. Womble	*Textiles Converting and Finishing*
David A. Young	*Office Furniture Components*
Thomas J. Wells	*Machinery and Technology*

Corporate Information

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

Address

Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, MO 64836
(417) 358-8131
www.leggett.com

Annual Meeting

May 8, 2002, at 10:00 a.m. (local time), at the company's Cornell Conference Center, No. 1 Leggett Road, Carthage, Missouri.

Stockholder Inquiries

Inquiries regarding dividend payments, lost dividend checks, stock transfers, address or name changes, duplicate mailings, lost stock certificates, or Form 1099 information should be directed to the Registrar and Transfer Agent.

Registrar and Transfer Agent

UMB Bank, n.a.
Securities Transfer Division
P.O. Box 410064
Kansas City, MO 64141-0064, or
928 Grand Blvd., 13th Floor
Kansas City, MO 64106
Phone: (800) 884-4225

Investor Relations

General information about Leggett and its common stock may be obtained by contacting the Investor Relations department:

David M. DeSonier, Vice President
Susan R. McCoy, Director
Bonnie S. Young, Assistant
Phone: (417) 358-8131
Fax: (417) 359-5114
Email: invest@leggett.com
Web: www.leggett.com

Website

www.leggett.com
Corporate news releases, Forms 10-K and 10-Q, the Annual Report, and a variety of additional information of potential interest to investors are available through the company's website.

Form 10-K

To obtain a copy of the company's Form 10-K, as filed with the Securities and Exchange Commission for 2001, direct requests to Investor Relations. This report, without exhibits, will be provided at no charge. This report can also be accessed from Leggett's website.

Listed

The New York Stock Exchange
Ticker symbol = LEG

Independent Accountants

PricewaterhouseCoopers LLP
St. Louis, Missouri


Leggett & Platt

Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, Missouri 64836
417-358-8131
www.leggett.com